As filed with the Securities and Exchange Commission on April 29, 2004

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Celadon Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	13-3361050
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

One Celadon Drive

Indianapolis, Indiana 46235–4207
(317) 972-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul A. Will

Chief Financial Officer
Celadon Group, Inc.
One Celadon Drive
Indianapolis, Indiana 46235–4207
(317) 972-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark Scudder Heidi Hornung-Scherr Scudder Law Firm, P.C., L.L.O. 411 South 13th Street, Suite 200 Lincoln, Nebraska 68508 (402) 435-3223	Richard C. Tilghman, Jr. Jason C. Harmon Piper Rudnick LLP 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000

        Approximate date of commencement of proposed sale to the public: As soon as practical after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Registered(1)	Offering Price Per Share(2)	Aggregate Offering Price(2)	Registration Fee

Common Stock, $0.033 par value per share(3)	2,691,000 shares	$15.99	$43,029,090	$5,452

(1)	Includes 351,000 shares of Common Stock that the underwriters have the option to purchase from the registrant to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), on the basis of the average high and low sales prices of the Common Stock on April 27, 2004, as reported by the Nasdaq National Market.
(3)	Shares of the registrant’s Common Stock being registered hereby are accompanied by Series A Junior Participating Preferred Stock Purchase Rights. Until the occurrence of certain prescribed events, such rights are not exercisable, are evidenced by the certificates for the registrant’s Common Stock, will be transferred along with and only with the registrant’s Common Stock, and have no value except as reflected in the market price of the shares of Common Stock to which they are attached.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 29, 2004

2,340,000 Shares

Common Stock

     We are offering 2,200,000 shares of our common stock and the selling stockholders identified in this prospectus are offering 140,000 shares of our common stock. The underwriters also have an option to purchase up to an additional 351,000 shares of common stock from us solely to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

     Our common stock is listed on the Nasdaq National Market under the symbol “CLDN.” The last reported sale price of our common stock on April 28, 2004 was $15.89 per share.

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

     Neither the Securities and Exchange Commission nor any state securities commissions has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per
	share	Total

Public offering price	$	$

Underwriting discount and commission	$	$

Proceeds to us (before expenses)	$	$

Proceeds to selling stockholders (before expenses)	$	$

     The underwriters expect to deliver the shares of common stock to purchasers on or about                   , 2004.

Legg Mason Wood Walker
Incorporated

BB&T Capital Markets

Morgan Keegan & Company, Inc.

Stephens Inc.

The date of this prospectus is                     , 2004.

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
UNDERWRITING
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
LEGAL MATTERS
EXPERTS
Opinion of Scudder Law Firm, P.C., L.L.O.
Consent of Ernst & Young LLP

PROSPECTUS SUMMARY

      This summary highlights some of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” The terms “Company,” “we,” “us,” “our,” and similar terms refer to Celadon Group, Inc. and its consolidated subsidiaries, unless the context otherwise requires.

Our Business

      We are one of North America’s fifteen largest truckload carriers as measured by revenue. We generated $367.1 million in operating revenue during our fiscal year ended June 30, 2003. We have grown significantly throughout our history through internal growth and a series of acquisitions since 1995. As a dry van truckload carrier, we generally transport full trailer loads of freight from origin to destination without intermediate stops or handling. Our customer base includes Fortune 500 shippers such as DaimlerChrysler, General Electric, Philip Morris, Wal-Mart, Procter & Gamble, DuPont, and Target.

      We operate in two main market sectors. In our international operations, we offer time-sensitive transportation in and between the United States and its two largest trading partners, Mexico and Canada. We generated nearly one-half of our revenue in fiscal 2003 from international movements, and we believe our approximately 150,000 annual border crossings make us the largest provider of international truckload movements in North America. We believe that our strategically located terminals and experience with the language, culture, and border crossing requirements of each North American country provide a competitive advantage in the international trucking marketplace.

      We believe our international operations, particularly those involving Mexico, offer an attractive business niche for several reasons. First, the additional complexity and the need to establish cross-border business partners and to develop a strong organization and an adequate infrastructure in Mexico afford some barriers to competition that are not present in traditional U.S. truckload service. Second, the expected continued growth of Mexico’s economy, particularly exports to the U.S., positions us to capitalize on our cross-border expertise. Third, we believe the potential opening of the border to Mexican drivers, which currently is suspended pending the determination of whether an environmental study is required, could provide us with a cost advantage based on differences in wages.

      In addition to our international business, we offer a broad range of truckload transportation services within the United States, including regional, long-haul, dedicated, and logistics. With the acquisitions of certain assets of Zipp Express in 1999, Burlington Motor Carriers in 2002, and Highway Express in 2003, we expanded our operations and service offerings within the United States and significantly improved our lane density, freight mix, and customer diversity. The Highway Express acquisition was particularly important to us, and we believe it has contributed to our recent operating improvements. We also operate TruckersB2B, Inc., a profitable marketing business that affords volume purchasing power for items such as fuel, tires, and equipment to more than 16,300 member trucking fleets representing approximately 435,000 tractors.

      In fiscal 2002, we began to implement a strategic plan designed to improve our profitability. The primary components of our strategic plan are improving our freight mix by replacing lower yielding freight with more profitable freight; diversifying our customer base; upgrading our equipment fleet; emphasizing discipline in all aspects of our operations; and successfully identifying and acquiring suitable acquisition candidates and integrating acquired operations. The processes we have undertaken include the following:

•	We analyzed our customers, lanes, and loads for profitability, based on revenue per mile, length of time for completion of the movement, attractiveness of positioning for the next load, driver friendliness, and total cost. We then sought rate increases and implemented a continuous process of attempting to improve our freight mix by replacing less profitable freight with more attractive freight. We believe these efforts have contributed to increases in our average revenue per loaded mile for eight consecutive quarters from $1.244 in the three months ended March 31, 2002, to $1.332 in the three months ended March 31, 2004.

•	Our operations group routed trucks to serve more profitable lanes and customers and maintained disciplined equipment positioning in favorable lanes, while striving to provide safe, dependable service to control our costs and justify a rate structure based on the quality of our service in addition to price.

•	We established customer guidelines that included reducing our exposure to the automotive industry; increasing our amount of higher yielding freight from less cyclical industries, such as consumer non-durables, and seeking freight in targeted geographic areas that improve our backhaul lanes and maintain compatibility with driver domiciles and our overall traffic patterns. We have reduced our concentration with DaimlerChrysler from approximately 42% of our revenue in fiscal 1997 and 20% in fiscal 2001 to 11% currently, and increased our amount of consumer non-durables business from approximately 8% of our revenue in fiscal 1997 and 9% in fiscal 2001 to 20% currently.

•	We shortened the trade cycle of our tractor fleet from five years to four years to obtain cost savings in the maintenance area and decided to replace the remaining 48-foot trailers and older 53-foot trailers in our fleet to obtain operating efficiencies.

•	We targeted acquisitions as a method to replace the freight we discontinued as part of our yield management efforts, as well as to grow our regional operations, balance lane flows, and add density in selected lanes. Our acquisitions of certain assets of Burlington Motor Carrier in 2002 and Highway Express in 2003 were consistent with these goals. These acquisitions further diversified our customer base, improved our overall freight mix, enhanced the profitability of our East-West lanes, and provided us a quality pool of drivers.

      We believe our strategic plan has contributed to improvements in our financial and operating performance. Our revenue has increased by 8.9% from fiscal 2001 to fiscal 2003, and we improved from a net loss of $5.3 million to net income of $3.6 million over the same period. Implementation of our strategic plan is ongoing, and we expect significant additional improvements in our operating performance and profitability as we continue to execute the plan. Specifically, we expect further improvements in asset productivity and substantial benefits from our revenue equipment upgrade.

      We intend to continue our growth and believe we are well positioned to capitalize on expansion opportunities and the improving U.S. economy. We plan to maintain our leading position in cross-border truckload shipments while continuing to position ourselves as a premier domestic truckload carrier. We believe our size, service, and technology will help us expand as a core carrier for major shippers in these markets. In addition, we intend to continue to seek acquisitions. We believe the capital and increased borrowing capacity provided by this offering will facilitate these efforts.

Company Information

      We are incorporated in Delaware. Our principal executive offices are located at One Celadon Drive, Indianapolis, Indiana 46235-4207, and our telephone number is (317) 972-7000. Our website address is http://www.celadontrucking.com. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider information contained in our website as part of this prospectus.

The Offering

Common stock being offered by us	2,200,000 shares

Common stock being offered by the selling stockholders	140,000 shares

Common stock to be outstanding after this offering	10,025,003 shares

Use of proceeds	We estimate that our net proceeds from the shares of common stock that we sell in this offering, after deducting underwriting discounts and other estimated expenses, will be approximately $ million. We intend to use our net proceeds to pay down existing indebtedness and prepay some operating lease obligations. We will not receive any proceeds from the sale of shares by the selling stockholders.

Nasdaq National Market symbol	“CLDN”

      Share information is based on 7,825,003 shares outstanding as of April 27, 2004, and excludes approximately 1.0 million shares of our common stock available for issuance under our stock option plans, approximately 0.8 million shares of which were issuable upon exercise of outstanding stock options as of April 27, 2004, and 67,800 shares of our common stock subject to restrictions granted as of April 27, 2004.

      Except as otherwise indicated, we have presented the information in this prospectus on the assumption that the underwriters will not exercise their over-allotment option. If the over-allotment option is exercised in full, we will sell an additional 351,000 shares of common stock in this offering.

Risk Factors

      An investment in our common stock involves a high degree of risk. Potential investors should carefully consider the risk factors set forth under “Risk Factors” beginning on page 5 and the other information contained or incorporated by reference in this prospectus before investing in our common stock.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

      Our summary financial data as of and for the years ended June 30, 1999, 2000, 2001, 2002, and 2003 under the captions “Statements of Operations Data” and “Balance Sheet Data” are derived from our audited financial statements. The annual financial statements were audited by Ernst & Young LLP. The summary financial data as of and for the nine month periods ended March 31, 2003, and 2004, have been derived from our unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and our results of operations for these periods. This data should be read in conjunction with our financial statements, related notes, and other financial information included or incorporated by reference in this prospectus.

						Nine Months Ended
	Year Ended June 30,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data, operating data, and percentages)
Statements of Operations Data:
Operating revenue	$281,829	$351,569	$351,818	$336,999	$367,105	$275,073	$291,610
Operating expenses(1)	266,538	345,991	351,162	326,454	354,371	265,969	289,558

Operating income(1)	15,291	5,578	656	10,545	12,734	9,104	2,052
Interest expense, net(2)	7,385	9,238	9,280	7,487	6,201	5,080	3,015
Other expense (income)	85	256	(331)	134	(3)	(25)	235
Minority interest in subsidiary	—	(547)	(331)	—	—	—	—

Income (loss) before income taxes(1)(2)	7,821	(3,369)	(7,962)	2,924	6,536	4,409	(1,198)
Provision (benefit) for income taxes	2,980	(1,328)	(2,626)	1,215	2,948	1,676	1,445

Net income (loss)(1)(2)	$4,841	$(2,041)	$(5,336)	$1,709	$3,588	$2,373	$(2,643)

Diluted earnings (loss) per share(1)(2)	$0.62	$(0.26)	$(0.70)	$0.22	$0.45	$0.30	$(0.34)

Weighted average diluted shares outstanding	7,784	7,777	7,649	7,753	8,035	8,049	7,760

Balance Sheet Data (at end of period):
Working capital	$20,115	$22,087	$13,352	$12,905	$8,343	$5,813	$14,574
Total assets	188,759	215,322	194,916	190,031	162,073	168,755	162,369
Long-term debt, revolving lines of credit, and capital lease obligations, including current maturities	93,918	115,446	105,245	97,022	60,794	69,606	50,513
Stockholders’ equity	57,306	58,407	52,063	53,916	57,252	56,021	55,007

Operating Data:
For period:
Average revenue per loaded mile(3)(4)	$1.240	$1.258	$1.236	$1.232	$1.266	$1.277	$1.310
Non-revenue miles percentage(3)	8.9%	7.7%	8.0%	7.9%	7.7%	7.8%	7.5%
Average revenue per total mile(3)(4)	$1.130	$1.160	$1.131	$1.134	$1.169	$1.178	$1.212
Average revenue per tractor per week(3)(4)	$2,536	$2,576	$2,553	$2,626	$2,678	$2,568	$2,673
Average length of haul(3)	1,091	1,098	987	950	942	945	993
At end of period:
Total tractors(5)	2,155	2,580	2,368	2,568	2,491	2,559	2,798
Average age of company tractors (in years)(5)	3.7	2.2	2.0	2.3	2.7	2.7	2.3
Total trailers(5)	5,758	7,042	6,537	6,758	7,142	7,139	7,498
Average age of company trailers (in years)(5)	4.7	3.8	4.2	4.8	6.1	5.3	5.3

(1)	Includes: (a) a $3.3 million pretax loss on the disposition of equipment in the quarter ended September 30, 1999; (b) a $0.8 million pretax write-off of deferred initial public offering costs for TruckersB2B in the year ended June 30, 2001; (c) a $3.7 million pretax loss on disposal of former flatbed unit in the quarter ended June 30, 2001; and (d) a $9.8 million pretax impairment charge in the quarter ended September 30, 2003, relating to the anticipated disposition of our approximately 1,600 remaining 48-foot trailers.

(2)	Includes a $0.9 million pretax write-off of loan origination costs relating to replacement of a credit facility in the quarter ended September 30, 2002.

(3)	Excludes operations of our Mexican subsidiary, Jaguar.

(4)	Excludes fuel surcharges.

(5)	Total fleet, including equipment operated by independent contractors and our Mexican subsidiary, Jaguar.

RISK FACTORS

      Any investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and other information included in this prospectus before purchasing our common stock. Although the risks described below are the risks that we believe are material, they are not the only risks relating to our business and our common stock. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also adversely affect our business, financial condition, or results of operations. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the market price of our common stock to decline, perhaps significantly, and you could lose all or part of your investment.

Risks Related to Our Business

Our business is subject to general economic and business factors, many of which are beyond our control and any of which could have a materially adverse effect on our operating results.

      Our business is affected by a number of factors that may have a materially adverse effect on our results of our operations, many of which are beyond our control. These factors include:

•	Significant increases or rapid fluctuations in fuel price and the prices and volumes of our fuel hedging and volume purchase commitments, if any;

•	Fluctuations in currency exchange rates;

•	Increases in insurance costs, liability claims, and self-insurance levels;

•	Difficulty in attracting and retaining qualified drivers, including independent contractors;

•	Excess tractor and trailer capacity in the trucking industry;

•	Declines in the resale value of used equipment;

•	Increases in interest rates, fuel taxes, and license and registration fees;

•	Strikes or other work stoppages at customer, port, border, or other shipping locations;

•	Rising costs of healthcare; and

•	Regulatory changes, including the new hours-of-service requirements for drivers imposed by the U.S. Department of Transportation, or DOT, that became effective in January 2004.

      We also are affected by recessionary economic cycles and downturns in customers’ business cycles, particularly in those industries, such as automotive, retail, and manufacturing, where we have a significant concentration of customers, and those regions, such as Mexico, Canada, and the Midwest, where we have a significant amount of business. Economic conditions may adversely affect our customers and their ability to pay for our services. Customers encountering adverse business conditions represent a greater potential for loss, and we may be required to increase our allowance for doubtful accounts.

      In addition, we cannot predict the effects of actual or threatened terrorist attacks, efforts to combat terrorism, military action against any foreign state, heightened security requirements, or other related events. Any of these events, however, could negatively impact the economy and consumer confidence in the U.S., Mexico, and/or Canada, and could cause border crossing delays or the temporary closing of a border. Any of these matters would impair our operating efficiency and productivity or result in increased costs to us from security measures. Moreover, our results of operations may be affected by seasonal factors. Customers tend to reduce shipments after the winter holiday season and our operating expenses tend to be higher in the winter months primarily due to colder weather, which causes higher fuel consumption from increased idle time and higher repair and maintenance costs.

If we are unable to successfully execute our strategic plan, our business and future results of operations are likely to suffer.

      In fiscal 2002, we began to implement a strategic plan designed to improve our profitability. The primary components of our strategic plan are improving our freight mix by replacing lower yield freight with more profitable freight; diversifying our customer base; upgrading our equipment fleet; emphasizing discipline in all aspects of our operations; and successfully identifying and acquiring suitable acquisition candidates and integrating acquired operations. This strategic plan exposes us to a number of risks, including the following:

•	We may not be able to obtain freight at rates sufficient to replace less profitable freight with more profitable lanes and loads, reduce our reliance on automotive freight, or diversify our customer base;

•	If the economy slows or demand for our services weakens, we may have to reduce our rates;

•	Upgrading our tractor and trailer fleets will result in increased expenditures and financial obligations, and we may be unable to generate sufficient cash from operations or obtain financing on favorable terms to fund the fleet upgrade; and

•	Our sales and marketing efforts may not be successful.

      If we are unable to execute our strategic plan, it is unlikely we would be able to improve our profitability, and we may be unsuccessful in growing the size of our business.

We self-insure for a significant portion of our claims exposure, which could significantly reduce our earnings.

      Insurance and claims are a significant component of our operating expenses and may vary substantially from period to period. We currently self-insure for a substantial portion of our claims exposure and accrue amounts for liabilities based on our assessment of claims that arise and our insurance coverage for the periods in which the claims arise. Therefore, if the number or severity of accidents we suffer during a particular period is higher than during prior periods, our profitability for that period will be lower. Our current insurance policy provides that we are generally self-insured for personal injury and property damage claims for amounts up to $1.0 million per occurrence. However, the policy also provides for an additional $2.75 million self-insured aggregate amount, with a limit of $1.5 million per occurrence until the $2.75 million aggregate threshold is reached. For example, if we were to experience, during the policy year, three separate personal injury and property damage claims, each resulting in exposure of $4.0 million, we would be self-insured for $2.5 million with respect to the first claim, $2.25 million with respect to the second claim, and $1.0 million with respect to the third claim and any subsequent claims during the policy year. We are responsible for a pro rata portion of legal and administrative expenses relating to all claims. We also are self-insured for cargo loss and damage claims for amounts up to $100,000 per occurrence, and for workers’ compensation claims for amounts up to $1.5 million per claim. We maintain separate insurance in Mexico consisting of bodily injury and property damage coverage in amounts, and with deductibles, that we consider reasonable, based on previous history. Because of our significant self-insured retention amounts, we have significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or we are required to accrue or pay additional amounts if the claims prove to be more severe than our original assessments, our profitability would be adversely affected.

      We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. Since 2001, insurance carriers have been raising premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase when our current primary casualty and workers’ compensation coverages expire in July 2004, or we could find it necessary to raise our self-insured retention. If these expenses increase, our earnings could be materially and adversely affected.

      Our current aggregate primary and excess casualty insurance provides coverage up to a maximum per claim amount of $25.0 million, our current workers’ compensation policy provides coverage up to a maximum per claim amount of $10.0 million, and our current cargo loss and damage coverage provides coverage up to $1.0 million. While we have cargo coverage of $1.0 million, we frequently transport loads with values in excess of $1.0 million. Although we are exposed to claims in excess of $1.0 million, we have substantially mitigated our risk by negotiating contractual limits to exposure on substantially all of our high value loads, in addition to many of our other loads. If any claim were to exceed our coverage limits under our policies, or we were not protected through contractual provisions on cargo claims, we would bear the liability, in addition to our other self-insured amounts. Any such claim could materially and adversely affect our financial condition and results of operations.

Increases in compensation or difficulty in attracting drivers could affect our profitability and ability to grow.

      Particularly during periods of an expanding economy, the trucking industry experiences substantial difficulty in attracting and retaining enough qualified drivers, including independent contractors. Driver turnover and shortages may impede our ability to take advantage of the improving U.S. economy. Our ability to attract and retain drivers could be adversely affected by increased availability of alternative employment opportunities in an economic expansion and by the potential need for more drivers due to more restrictive driver hours-of-service requirements imposed by the DOT, effective January 4, 2004. If we are unable to continue to attract drivers and contract with independent contractors in sufficient numbers, we could be required to adjust our driver compensation package, let trucks sit idle, and/or operate with fewer independent contractors and face difficulty meeting shipper demands, any of which could adversely affect our growth and profitability.

Fluctuations in the price or availability of fuel, as well as our hedging activities and fuel surcharge collections, may increase our cost of operation, which could materially and adversely affect our profitability.

      Fuel is one of our largest operating expenses, and its price is subject to economic, political, and market factors that are outside of our control. Fuel prices tend to fluctuate, and we utilize fuel surcharges and hedging contracts to attempt to limit the effect of price fluctuations. These arrangements will not fully protect us from fuel price increases and also may result in our not receiving the full benefit of any fuel price decreases. Historically, we have been able to impose fuel surcharges on substantially all of our accounts. Although surcharges permit us to recover a portion of increases in fuel expenses from our customers, they do not fully protect us from price increases, and our results of operations could be materially and adversely affected if fuel prices rise rapidly. From time-to-time, we enter into derivative financial instruments, commonly referred to as hedging contracts, to reduce our exposure to fuel price increases. Conversely, if fuel prices fluctuate downward, we are required to make cash payments to the counter-party to the hedging contract. At March 31, 2004, we had approximately 9% of our estimated fuel purchases hedged through June 2004. The cost of our hedging arrangements could adversely affect our earnings and cash flows.

If we cannot effectively manage the challenges associated with doing business internationally, our revenues and profitability may suffer.

      A substantial portion of our business is focused on providing and arranging for long-haul, point-to-point, time sensitive, full truckload transportation of goods between the United States, Mexico, and Canada. As a result, our success will continue to be largely dependent upon our ability to operate efficiently in Mexico and Canada. We face numerous risks associated with conducting these international operations, any of which could adversely affect our financial performance and results of operations. These risks include the following:

•	The opening of the U.S. border to Mexican drivers may be further delayed or never happen, or rules relating to the border opening may be burdensome operationally, costly, or both.

•	We are subject to a wide variety of foreign regulatory requirements that may change without notice.

•	The exchange rates between the U.S. dollar and the foreign currencies that we deal with may fluctuate significantly, and those foreign currencies may be subject to inflationary pressures.

•	We are exposed to the effects of political, social, and economic instability in these foreign countries.

•	We are subject to various international and United States export and import restrictions.

•	International payment cycles are often longer than those in the U.S.

•	We may experience difficulty collecting accounts receivable or enforcing contractual obligations in foreign countries.

•	We may have difficulty staffing and managing our foreign operations.

•	We may experience difficulty managing culturally and geographically diverse operations.

•	We are subject to the Foreign Corrupt Practices Act, which may place us at a competitive disadvantage to foreign companies that are not subject to similar regulations.

•	Our operations may be adversely affected by restrictive trade policies adopted by U.S. or foreign governments, such as tariffs, duties, taxes, or royalties, although we believe this risk currently is mitigated by the terms of the North American Free Trade Agreement, or NAFTA.

      Our recent results of operations have been significantly impacted by the strength of the Canadian dollar versus the U.S. dollar in recent periods. During calendar 2003, the U.S. dollar declined considerably, and during the quarter ended March 31, 2004, the Canadian dollar exchange rate remained at higher than historic levels. We operate approximately 425 tractors from our Canadian headquarters in Kitchener, Ontario. While a significant portion of the revenue generated by our Canadian operations is billed in U.S. dollars because most of the customers are U.S. shippers transporting freight to or from Canada, virtually all of our expenses associated with those operations, such as independent contractor costs, driver compensation, and administrative costs, are paid in Canadian dollars. Therefore, the profitability of our Canadian operations is adversely affected by a weak U.S. dollar. We expect our profitability will continue to be adversely affected if the Canadian dollar exchange rate remains at higher than historic levels.

We may not be able to successfully execute the acquisition component of our strategic plan, which could cause our business and future growth to suffer.

      Since 1995, we have acquired seven trucking businesses (including our June 1995 acquisition of Cheetah Transportation, Inc., which we disposed of in June 2001). Accordingly, acquisitions have provided a substantial portion of our growth. Under our strategic plan, we plan to make acquisitions as part of our strategy to offset the planned reductions in automotive freight, balance our lane flows, and diversify our customer base. However, suitable acquisition candidates may not be available on terms and conditions we find acceptable. In pursuing strategic acquisitions, we compete with other companies, many of which have greater financial and other resources than we do. Moreover, the terms of our primary credit facility restrict our ability to make certain significant acquisitions without lender approval. If we are unable to secure sufficient funding for or necessary approvals of potential acquisitions, we may not be able to complete acquisitions that we otherwise find desirable, and our future growth could be below our expectations.

      If we succeed in consummating strategic acquisitions, our business, financial condition, and results of operations may be negatively affected because:

•	Some of the acquired businesses may not achieve anticipated revenues, earnings, or cash flows.

•	We may assume liabilities that were not disclosed to us or that exceed our estimates.

•	We may be unable to integrate acquired businesses successfully and realize anticipated economic, operational, and other benefits in a timely manner, which may result in substantial costs and delays or other problems.

•	Acquisitions may disrupt our ongoing business, distract our management, and divert our resources.

•	We may experience difficulties in operating in markets where we previously had no or only limited direct experience.

•	We may lose customers, key employees, and/or drivers of the acquired company.

•	We may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our stockholders.

•	We may incur additional debt related to future acquisitions, which will increase our expenses and may decrease our profitability.

We operate in a highly competitive and fragmented industry.

      Many competitive factors, including the following, could impair our ability to maintain or improve our current profitability or grow our business.

•	We compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers, railroads, and other transportation companies, many of which have more equipment and greater capital resources than we do.

•	Many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase our rates or expand our business.

•	Over the past several years, many customers have reduced the number of carriers they use by selecting so-called “core carriers” as approved service providers, and in some instances, we have not been selected and may not be selected in the future.

•	Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in our loss of business to competitors.

•	The trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size.

•	Advances in the use of technology in our industry require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments.

•	Competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and freight rates.

We derive a significant portion of our revenue from our major customers, the loss of one or more of which could have a materially adverse effect on our business.

      A significant portion of our revenue is generated from our major customers. In the aggregate, DaimlerChrysler accounted for approximately 12% of our revenue in fiscal 2003, down from 19% of our revenue in fiscal 2002 and 20% of our revenue in fiscal 2001. We transport DaimlerChrysler original equipment automotive parts primarily between the United States and Mexico, and DaimlerChrysler after-market replacement parts and accessories within the United States. We have an agreement with DaimlerChrysler to transport international freight for the Chrysler division, which expires in October 2006. No other customer accounted for more than 10% of our total revenue during any of our three most recent fiscal years.

      For fiscal 2003, our top 25 customers, based on revenue, accounted for approximately 42% of our revenue; our top 10 customers, approximately 32% of our revenue; and our top five customers, approximately 26% of our revenue. With the exception of our arrangement with DaimlerChrysler, we generally do not have long term contractual relationships with our major customers, and we cannot assure you that our customers will continue to use our services at the same levels, if at all. For a limited number of our customers, including DaimlerChrysler, we have entered into multi-year contracts, and we cannot assure you that the rates will remain advantageous. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

The new DOT hours-of-service regulations may reduce driving time and increase costs of compliance with, or liability for violation of, these and other regulations, which could have a materially adverse effect on our business.

      The DOT and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety, and insurance requirements. The DOT adopted revised hours-of-service regulations that became effective on January 4, 2004. These changes may reduce the amount of time that drivers can spend driving unless we are able to limit drivers’ other on-duty activities. Our revenue and profitability will be adversely affected if shippers are unwilling to increase our compensation or assist in managing our drivers’ non-driving activities, such as loading, unloading, and waiting for loads. Additionally, because we compensate drivers by the mile, any reduction in driving hours (and, therefore, miles) likely would create pressure for increases in our rate of pay per mile. If these changes reduce our drivers’ compensated miles or otherwise increase our costs, and we cannot offset these consequences through higher rates or the collection of detention or other charges from our customers, our operating results could be materially and adversely affected. We also may become subject to new or more restrictive regulations relating to matters such as fuel emissions and ergonomics. Our company drivers and independent contractors also must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing. The DOT also has the power to fine, suspend, and revoke licenses for violations of its regulations. Additional changes in the laws and regulations governing our industry could affect the economics of the industry and our operations and profitability by requiring changes in operating practices or by influencing the demand for, and the costs of providing, services to shippers.

If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.

      We are highly dependent upon the services of our management team, particularly: Stephen Russell, our Chief Executive Officer and President; Thomas Glaser, our Executive Vice President and Chief Operating Officer; David Shatto, our Executive Vice President — Corporate Development; Paul A. Will, our Executive Vice President and Chief Financial Officer; and Sergio Hernandez, our Vice President — Mexico. Except for our employment agreements with Mr. Russell and Mr. Hernandez, which provide for the employment of those individuals through January 2006 and June 2005, respectively, we do not have employment agreements with any of these persons. The loss of any of their services could have a materially adverse effect on our operations and future profitability. We also must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure you that we will be able to do so.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations and obtain financing on favorable terms.

      The truckload industry is capital intensive. Historically, we have depended on cash from operations and our primary credit facility to expand the size of our fleet and maintain modern revenue equipment. We have increased expenditures compared to prior levels for tractors and trailers in fiscal 2004 and are projecting increases in fiscal 2005, primarily due to the need to replace older equipment in the fleet and the higher cost of new tractors following the October 2002 implementation of new emissions control regulations by the Environmental Protection Agency, or EPA. Our current budget for new tractors and trailers, without giving effect to any offsets from sales or trades of equipment, is $66.6 million for fiscal 2005. If we are unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, we may have to limit our growth, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

Higher prices for new revenue equipment and low values for used revenue equipment, or our inability to take advantage of guaranteed trade-in arrangements, may adversely affect our earnings and cash flows.

      Our cost of acquiring and financing 2004 and newer model year tractors is expected to increase because of higher initial prices, lower anticipated disposal values for used equipment, and increased depreciation or lease expense during our period of ownership. These expenses may be reflected in depreciation and interest, if the equipment is owned or acquired under capitalized leases, or in revenue equipment rentals if the equipment is leased under operating leases. Our expenses may fluctuate among those items depending upon changes in the percentage of our equipment obtained under operating leases versus owned and under capitalized leases.

      We have negotiated trade-in or fixed residual agreements with our equipment suppliers covering approximately 75% of our existing tractors. If the suppliers refuse or are unable to meet their financial obligations under trade-in or fixed residual agreements, or if we decline to purchase the relevant number of replacement units from the suppliers, we may suffer a financial loss upon the disposition of this equipment. The remainder of our existing tractors, as well as all of the new tractors that we currently have on order, are neither protected by repurchase arrangements nor “walk-away” leases under which we could return equipment to the lessor without liability regardless of its market value at the time of return. With respect to these tractors, we are subject to the risk that equipment values may decline, and we would suffer a loss upon disposition or incur liability under the residual value guarantees we have provided to equipment lessors.

The engines used in our newer tractors are subject to new emissions control regulations, which may substantially increase our operating expense.

      The EPA recently adopted new diesel engine emissions control regulations. These regulations require progressive reductions in exhaust emissions through 2007 for engines manufactured in October 2002, and thereafter. These regulations have increased the cost of our new tractors and could substantially impair equipment productivity, lower fuel mileage, and increase our operating expenses. Some manufacturers have significantly increased new equipment prices, in part to meet the higher cost of new engine design requirements, and have eliminated or sharply reduced the price of their repurchase commitments. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of these vehicles upon disposition, may increase our operating costs or otherwise adversely affect our business or operations.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

      We are subject to various environmental laws and regulations covering the hauling and handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain below-ground bulk fuel storage tanks and fueling islands at our facilities in Indianapolis, Indiana, Laredo, Texas, Kitchener, Ontario, Hampton, Virginia, and Greensboro, North Carolina. A small percentage of our freight consists of low-grade hazardous substances, such as paint and aerosol spray, which subjects us to a wide array of regulations. We may be involved in a spill or other accident involving the hazardous substances we transport and would be required to pay the clean-up costs. If we fail to comply with applicable environmental regulations, we also could be subject to substantial fines or penalties and to civil and criminal liability. Any of these matters could have a materially adverse effect on our business and operating results.

Our substantial indebtedness, operating lease obligations, and the restrictions imposed by the terms of our primary credit facility could adversely affect our financial health and our ability to respond to changes in our business.

      We have substantial debt in relation to our stockholders’ equity and significant cash requirements for operating lease payments. At March 31, 2004, we had outstanding indebtedness (including capitalized lease obligations) of $50.5 million, compared to $69.6 million at March 31, 2003. At March 31, 2004, we also had outstanding operating lease obligations of $153.7 million (including residual payments of $40.1 million), compared to $111.0 million (including residual payments $33.7 million) at March 31, 2003. We will continue to have substantial debt and lease financing obligations following completion of this offering due to the capital intensive nature of our business. As a result of our level of debt and operating lease obligations and the terms of our primary credit facility:

•	Our vulnerability to adverse general economic conditions and competitive pressures is heightened;

•	We will be required to dedicate a substantial portion of our cash flows from operations to operating lease payments and repayment of debt, limiting the availability of cash for other purposes;

•	We are and will continue to be governed by restrictive covenants that require us to maintain various financial ratios and limit our ability to, among other things, borrow additional funds, make capital expenditures, obtain operating or capital leases, pay dividends, make investments, repurchase our stock, consummate asset sales, or make acquisitions;

•	Our flexibility in planning for, or reacting to, changes in our business and industry will be limited;

•	Our profitability is sensitive to fluctuations in interest rates because some of our debt obligations are subject to variable interest rates and future borrowings and lease financing arrangements will be affected by any such fluctuations; and

•	Our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or other purposes may be limited.

      We cannot assure you that our operating leases and debt obligations and these restrictions will not materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. We also cannot assure you that additional financing will be available when required or, if available, will be on terms satisfactory to us.

Our primary credit facility contains restrictive and financial covenants, and we may be unable to comply with these covenants. A default could result in the acceleration of our outstanding indebtedness, which would have an adverse effect on our business and the price of our common stock.

      In September 2002, we entered into our primary credit facility. The credit facility and our other financing arrangements contain customary covenants that require us to maintain specified financial ratios and consolidated net worth and restrict our ability to make distributions on our capital stock, prepay other debt, or undertake various other corporate actions. For example, our primary credit facility contains covenants that, subject to specified exceptions, prohibit us from:

•	Incurring additional indebtedness or entering into operating or capital leases after aggregate lease expense levels have reached certain levels;

•	Engaging in an acquisition, making an investment, or entering into a joint venture arrangement;

•	Disposing of our assets, except in the ordinary course of business;

•	Prepaying or modifying the terms of our existing indebtedness;

•	Redeeming, repurchasing, or paying dividends or other distributions on our capital stock;

•	Making unfinanced capital expenditures; and

•	Failing to comply with specified financial ratios.

      If we are unable to comply with any of these covenants, we will be in default, which could cause cross-defaults under other loans or agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If we were required to obtain waivers of defaults, we may incur significant fees and transaction costs. If waivers of defaults are not obtained and acceleration occurs, we may have difficulty in borrowing sufficient additional funds to refinance the accelerated debt. Even if new financing is made available to us, it may not be available on acceptable terms.

Risks Related to Our Common Stock

The market price of our common stock has been and may continue to be volatile, which could result in substantial losses for investors.

      The market price of our common stock has been, and is likely to continue to be, volatile. The market price of our common stock may fluctuate significantly based on the following factors, some of which are beyond our control:

•	Variations in our or our competitors’ actual or anticipated quarterly operating results;

•	Changes in securities analysts’ estimates of our future financial performance;

•	Changes in market valuations of similar companies;

•	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	Expectations about the future strength or weakness of the U.S. economy;

•	Legal, regulatory, or political developments; and

•	Additions or departures of key personnel.

      During the twelve months ended April 28, 2004, the closing price of our common stock as reported by the Nasdaq National Market fluctuated from a low of $7.73 on April 30, 2003, to a high of $17.75 on April 19, 2004.

Provisions of our stockholder rights plan, charter, bylaws, and Delaware law could discourage takeover attempts and changes in management that stockholders may consider to be in their best interests.

      We have adopted a stockholder rights plan that provides that shares of our common stock have associated preferred stock purchase rights. The exercise of these rights would make it substantially more expensive for a third party to acquire us, thereby discouraging third parties from acquiring us without approval of our board of directors.

      Moreover, provisions in our charter and bylaws may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. Among other things, our charter and bylaws:

•	Authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	Do not authorize cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•	Allow the board of directors to alter our bylaws without obtaining stockholder approval.

      In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. Under some circumstances, these provisions would prohibit stockholders owning 15% or more of our outstanding voting stock from combining with us.

      The cumulative effect of our stockholder rights plan and these provisions of our charter, bylaws, and Delaware law may be to discourage a third party from seeking to acquire control of us by means of a tender or exchange offer, proxy contest, or otherwise, and to perpetuate incumbent management, even though certain stockholders may deem a potential takeover or change in management to be in their best interests.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains these types of statements, which are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We make these statements directly in this prospectus and in the documents we file with the Securities and Exchange Commission and incorporate by reference in this prospectus.

      Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes,” and words or terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. All forward-looking statements reflect our management’s present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed in the “Risk Factors” section of this prospectus and, any other cautionary language in this prospectus provide examples of these risks and uncertainties.

      You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus or the date of a document incorporated by reference in this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

      For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

USE OF PROCEEDS

      We estimate that the net proceeds to us in this offering, after deducting underwriting discounts and other estimated expenses, will be approximately $           million, based upon a public offering price of $           per share. We expect to use the net proceeds of this offering as follows:

•	approximately $13.6 million to pay down amounts outstanding on revolving loans under our primary credit facility that bear interest at a LIBOR-based variable rate, which was approximately 4.0% per annum at March 31, 2004, and are due in September 2005;

•	approximately $7.5 million to repay term loans under our primary credit facility that bear interest at a LIBOR-based variable rate, which was approximately 4.25% per annum at March 31, 2004, and are due in September 2005;

•	approximately $2.9 million to pay off equipment notes that bear interest at a rate of approximately 6.5% per annum and have varying maturity dates ranging from January 2005 and March 2006;

•	approximately $6.2 million to prepay the note issued in connection with our acquisition of certain assets of Highway Express in August 2003, which bears interest at a rate of 4.5% per annum and matures in August 2006; and

•	the remainder to prepay obligations under operating leases that expire in approximately six months and have an imputed interest rate of approximately 6.5% per annum.

      We will not receive any proceeds from the sale of common stock by the selling stockholders.

DIVIDEND POLICY

      We have never paid a cash dividend on our common stock. We currently intend to continue to retain earnings to finance the growth of our business and reduce our indebtedness rather than to pay dividends. Our ability to pay cash dividends currently is prohibited by restrictions contained in our revolving credit facility. Future payments of cash dividends will depend on our financial condition, results of operations, capital commitments, restrictions under our then-existing debt agreements, and other factors our board of directors may consider relevant.

PRICE RANGE OF COMMON STOCK

      Our common stock is listed on the Nasdaq National Market under the symbol “CLDN.” On April 28, 2004, the closing price of our common stock was $15.89 per share. The table below shows the range of high and low bid prices on the Nasdaq National Market for the periods indicated:

	High	Low

Fiscal Year ending June 30, 2004
Fourth Fiscal Quarter ending June 30, 2004 (through April 28, 2004)	$18.00	$15.39
Third Fiscal Quarter ended March 31, 2004	16.79	12.69
Second Fiscal Quarter ended December 31, 2003	14.73	11.55
First Fiscal Quarter ended September 30, 2003	14.48	8.93
Fiscal Year ended June 30, 2003
Fourth Fiscal Quarter ended June 30, 2003	10.01	7.10
Third Fiscal Quarter ended March 31, 2003	13.04	7.45
Second Fiscal Quarter ended December 31, 2002	12.20	7.85
First Fiscal Quarter ended September 30, 2002	13.12	7.12
Fiscal Year ended June 30, 2002
Fourth Fiscal Quarter ended June 30, 2002	13.76	5.85
Third Fiscal Quarter ended March 31, 2002	6.85	4.60
Second Fiscal Quarter ended December 31, 2001	6.04	3.39
First Fiscal Quarter ended September 30, 2001	4.26	2.98

      The high and low bid prices set forth in the table may not necessarily represent actual transactions.

CAPITALIZATION

      The following table sets forth our cash and capitalization as of March 31, 2004, on:

•	an actual basis; and

•	an as adjusted basis, giving effect to our sale of 2,200,000 shares of our common stock in this offering, at an assumed public offering price of $ per share, and our application of our estimated net proceeds as set forth in “Use of Proceeds.”

      The following table should be read together with our financial statements and the related notes incorporated by reference into this prospectus.

	March 31, 2004
	(unaudited)

	Actual	As Adjusted

	(in thousands, except share
	and par value amounts)
Cash	$1,533	$

Debt, including current maturities:
Revolving credit facility	$13,580		$—
Term loan facility	7,417		—
Equipment notes payable	2,937		—
Capital equipment leases	17,748		17,748
Terminal mortgages	2,630		2,630
Note payable	6,201		—

Total debt	$50,513		$20,378

Stockholders’ equity:
Preferred stock, $1.00 par value, authorized 179,985 shares; no shares issued and outstanding; no shares issued and outstanding, as adjusted	$—		$—
Common stock, $0.033 par value, 12,000,000 shares authorized; 7,810,836 shares issued and outstanding; 10,010,836 shares issued and outstanding, as adjusted	257
Additional paid-in capital	60,405
Retained deficit	(3,404)		(3,404)
Accumulated other comprehensive loss	(2,251)		(2,251)

Total stockholders’ equity	55,007

Total capitalization	$105,520	$

      The information in this table excludes:

•	805,266 shares of our common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of March 31, 2004;

•	198,952 shares of our common stock reserved for future issuance under our stock option plans as of March 31, 2004; and

•	67,800 shares of our common stock subject to restrictions granted as of March 31, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      We are one of North America’s fifteen largest truckload carriers, generating approximately $367.1 million in operating revenue for our fiscal year ended June 30, 2003. We have grown significantly throughout our history through internal growth and a series of acquisitions since 1995. As a dry van truckload carrier, we generally transport full trailer loads of freight from origin to destination without intermediate stops or handling. We operate in two main market sectors. In our international operations, we offer time-sensitive transportation in and between the United States and its two largest trading partners, Mexico and Canada. We generated nearly one-half of our revenue in fiscal 2003 from international movements, and we believe our approximately 150,000 annual border crossings make us the largest provider of international truckload movements in North America. In addition to our international business, we offer a broad range of truckload transportation services within the U.S., including regional, long-haul, dedicated, and logistics. We also operate TruckersB2B, a profitable marketing business that affords volume purchasing power for items such as fuel, tires, and equipment to more than 16,300 member trucking fleets representing approximately 435,000 tractors.

      We generate substantially all of our revenue by transporting freight for our customers. Generally, we are paid by the mile for our services. We also derive revenue from fuel surcharges, loading and unloading activities, equipment detention, other trucking-related services, and from TruckersB2B. The main factors that affect our revenue are the revenue per mile we receive from our customers, the number of miles we generate with our equipment, and the percentage of miles for which we are compensated. These factors are affected by, among other things, the United States, Mexican, and Canadian economies, customers’ inventory levels, the level of capacity in our industry, and customer demand. Going forward, we believe that our revenue also may be affected to some extent by the recently effective revised hours-of-service requirements adopted by the DOT, which could reduce the amount of time that our drivers can spend driving. To reduce the effect of these new requirements, we have imposed fees on customers that detain our equipment or drivers. We cannot assure you, however, that our customers will pay these fees.

      The main factors that impact our profitability on the expense side are the variable costs of transporting freight for our customers. These costs include fuel expense, driver-related expenses, such as wages, benefits, training, and recruitment, and independent contractor costs, which we record as purchased transportation. Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency, and other factors. Our main fixed cost is the acquisition and financing of long-term assets, primarily revenue equipment and operating terminals. We have other mostly fixed costs, such as our non-driver personnel. Competitive rate pressures, coupled with significant increases in the costs of fuel, insurance, and equipment over the last few years, have created a difficult operating environment for most of the industry.

      In connection with our fleet upgrade, we have financed, and plan to continue to finance, most of our new tractors and trailers with off-balance sheet operating leases. As a result of our increased use of operating leases, we have reduced our balance sheet debt, including capital lease obligations, to $50.5 million at March 31, 2004, from $69.6 million at March 31, 2003. Financing revenue equipment acquisitions with operating leases, rather than borrowings or capital leases, moves the interest component of our financing activities into “above-the-line” operating expenses on our statements of operations. Consequently, we believe that pretax margin (income before income taxes as a percentage of operating revenue) is a more useful measure of our operating performance than operating ratio (operating expenses as a percentage of operating revenue) because it eliminates the effect of our revenue equipment financing decisions.

      In fiscal 2002, we began to implement a strategic plan designed to improve our profitability. The primary components of our strategic plan are improving our freight mix by replacing lower yielding freight with more profitable freight; diversifying our customer base; upgrading our equipment fleet; emphasizing discipline in all aspects of our operations; and successfully identifying and acquiring suitable acquisition candidates and integrating acquired operations. We believe the ongoing implementation of our strategic plan has contributed to the recent improvements in our operating performance and profitability, and we expect significant additional improvements as we continue to execute the plan. Specifically, we expect further improvements in asset productivity and substantial benefits from our revenue equipment upgrade.

Recent Results of Operations

      For the quarter ended March 31, 2004, our results of operations improved as follows versus the same quarter of the prior year:

•	Operating revenue increased 8.9%, to $98.8 million from $90.7 million;

•	Net income increased 180.0%, to $1.4 million from $0.5 million; and

•	Diluted earnings per share increased to $0.17 from $0.06.

      We believe these improvements are attributable primarily to higher average revenue per tractor per week (excluding fuel surcharge), our main measure of asset productivity, which improved 7.4%, to $2,696 from $2,510, as a result of higher rates per mile and miles per tractor. This improvement was partially offset by a higher Canadian dollar exchange ratio.

Recent Developments Affecting Our Results of Operations

      Our financial results for the nine months ended March 31, 2004, were affected by two events in the first quarter of fiscal 2004. In August 2003, we purchased certain assets of Highway Express and incurred the costs of acquisition and integration, including some short-term disruption in freight patterns within our system. We also recognized a $9.8 million pretax impairment charge relating to approximately 1,600 trailers in our fleet, consisting of approximately 1,400 remaining 48-foot trailers and approximately 200 53-foot trailers over nine years old. During the first quarter of fiscal 2004, we initiated a plan to dispose of those trailers and expect operating benefits from a uniform fleet of 53-foot trailers following replacement.

      In addition, our results for the quarter and nine months ended March 31, 2004, were adversely affected by a historically high Canadian dollar exchange rate during the period. Historically, the exchange rate for the Canadian dollar has been relatively stable at approximately $0.65 per U.S. dollar. However, during the nine months ended March 31, 2004, the Canadian dollar exchange rate averaged $0.75 per U.S. dollar, compared to an average of $0.65 per U.S. dollar during the same period in the prior year. For the quarter ended March 31, 2004, the Canadian dollar exchange rate averaged $0.76 per U.S. dollar, compared to an average of $0.65 per U.S. dollar during the same quarter in the prior year. While a significant portion of the revenue generated by our Canadian operations is billed in U.S. dollars because most customers are U.S. shippers transporting freight to or from Canada, virtually all of our expenses associated with these operations, such as independent contractor costs, company driver compensation, and administrative costs, are paid in Canadian dollars. We expect our profitability will continue to be adversely affected if the Canadian dollar exchange rate remains at higher than historical levels.

Results of Operations

      The following table sets forth the percentage relationship of expense items to operating revenue for the periods indicated:

	For the nine months ended
	March 31,

	2003		2004

Operating revenue	100.0%		100.0%

Operating expenses:
Salaries, wages, and employee benefits	30.5		31.3
Fuel	13.0		14.1
Operations and maintenance	8.6		8.3
Insurance and claims	3.6		4.1
Depreciation, amortization, and impairment charges	3.8		7.3	(1)
Revenue equipment rentals	6.5		7.5
Purchased transportation	23.8		19.8
Costs of products and services sold	1.2		1.4
Professional and consulting fees	0.7		0.6
Communications and utilities	1.1		1.1
Operating taxes and licenses	2.0		2.1
General and other operating	1.9		1.7

Total operating expenses	96.7		99.3

Operating income	3.3		0.7

Other (income) expense:
Interest income	0.0		0.0
Interest expense	1.8	(2)	1.0
Other (income) expense, net	(0.0)		0.1

Income (loss) before income taxes	1.5		(0.4)
Provision for income taxes	0.6		0.5

Net income (loss)	0.9%		(0.9)%

(1)	Includes a $9.8 million pretax impairment charge in the quarter ended September 30, 2003.
(2)	Includes a $914,000 pretax write-off of unamortized loan origination costs for refinancing our line of credit in the quarter ended September 30, 2002.

Comparison of Nine Months Ended March 31, 2004, to Nine Months Ended March 31, 2003

      Operating revenue increased by $16.5 million, or 6.0%, to $291.6 million for the nine months ended March 31, 2004, from $275.1 million for the corresponding period in fiscal 2003. This increase was primarily attributable to:

•	a 2.9% improvement in average revenue per total mile, excluding fuel surcharge, to $1.212 from $1.178;

•	an increase in average miles per tractor per week, to 2,205 from 2,181; and

•	a 3.8% increase in average tractors to 2,254 from 2,172.

The improvement in average revenue per total mile resulted primarily from better overall freight rates in the fiscal 2004 period, a decrease in the percentage of our freight comprised of automotive parts and a corresponding increase in the percentage of our freight comprised of consumer non-durables, and to a lesser extent a reduction in our percentage of non-revenue miles. The increase in miles per tractor per week primarily was attributable to stronger overall freight demand in the 2004 period. Revenue per tractor per week, excluding fuel surcharge, which is our primary measure of asset productivity, increased 4.1% to $2,673 in the nine months ended March 31, 2004, from $2,568 for the same period in fiscal 2003, as a result of increases in revenue per mile and miles per tractor. The increase in average tractors was primarily related to our acquisition of certain assets of Highway Express in August 2003. Revenue from TruckersB2B was $6.5 million for the nine months ended March 31, 2004, compared to $5.3 million for the corresponding period in fiscal 2003. The TruckersB2B revenue increase resulted from an increase in member usage of various programs, including the fuel and tire discount programs.

      Salaries, wages, and benefits were $91.2 million, or 31.3% of operating revenue, for the nine months ended March 31, 2004, compared to $83.8 million, or 30.5% of operating revenue, for the same period in fiscal 2003. The increase in the overall dollar amount was primarily related to a 15.5% increase in company miles, which in turn increased driver wages. The increase in this expense category as a percentage of operating revenue primarily was attributable to an increase in the percentage of our fleet comprised of company trucks, an increase in driver compensation, and an increase of approximately 64% in expenses related to employer-paid health insurance. We expect this line item to increase as a percentage of revenue in the near term primarily because of a driver pay increase implemented during March 2004.

      Fuel expenses increased to $41.0 million, or 14.1% of operating revenue, for the nine months ended March 31, 2004, compared to $35.7 million, or 13.0% of operating revenue, for the nine months of fiscal 2003. This increase primarily was attributable to a 15.5% increase in company miles, which increased fuel expense, partially offset by a slight decrease in average fuel prices of approximately $0.006 per gallon. Fuel expense also partially was offset by the collection of $7.8 million in fuel surcharge revenue in the fiscal 2004 period, compared to $6.7 million in the fiscal 2003 period. We expect fuel prices may remain at relatively high levels due to low inventory and unrest in the Middle East. Higher fuel prices will increase our operating expenses to the extent we cannot offset them with surcharges.

      Operations and maintenance expenses increased to $24.2 million for the nine months of fiscal 2004, from $23.7 million for the nine months ended March 31, 2003. This dollar amount increase primarily was the result of our larger fleet of company-operated equipment in the fiscal 2004 period. As a percentage of revenue, operations and maintenance decreased slightly to 8.3% of revenue for the nine months ended March 31, 2004, from 8.6% for the same period in fiscal 2003. The decrease in maintenance expense as a percentage of revenue in the fiscal 2004 period primarily was the result of our fleet upgrade initiative, as newer tractors and trailers generally require less maintenance, which partially was offset by a larger percentage of our fleet being comprised of company-operated equipment in the fiscal 2004 period. Operations and maintenance consist of direct operating expense, maintenance and tire expense.

      Insurance and claims expense was $11.9 million, or 4.1% of operating revenue, for the nine months of fiscal 2004, compared to $10.0 million, or 3.6% of operating revenue, for the corresponding period in fiscal 2003. Our insurance expenses consist of premiums for liability, physical damage, and cargo damage insurance. Our insurance program involves self-insurance at various risk retention levels. Claims in excess of these risk levels are covered by insurance in amounts we consider to be adequate. We accrue for the uninsured portion of claims based on known claims and historical experience. We regularly evaluate our insurance program in an effort to maintain a balance between premium expense and the risk retention we are willing to assume. The primary reason for the increase in insurance and claims expense was adverse loss development principally related to two claims from prior years.

      Depreciation and amortization, consisting primarily of depreciation of revenue equipment, increased to $21.2 million, or 7.3% of operating revenue, in the nine months ended March 31, 2004, from $10.4 million, or 3.8% of operating revenue, for the same period of fiscal 2003. This increase primarily was attributable to the pretax impairment charge of $9.8 million, or 3.4% of operating revenue, that we recognized in the first quarter of fiscal 2004 as a result of our decision to dispose of all of our remaining 48-foot trailers and our 53-foot trailers over nine years old. We also incurred higher depreciation due to the equipment we acquired in the Highway Express acquisition and losses on disposition of some of the tractors acquired from Burlington Motor Carriers. These items were partially offset by our increased use of operating leases to finance acquisitions of revenue equipment. Revenue equipment held under operating leases is not reflected on our balance sheet, and the expenses related to this equipment are reflected on our statement of operations in revenue equipment rentals, rather than in depreciation and amortization and interest expense, as is the case for revenue equipment that is financed with borrowings or capital leases. We expect most of the new tractors and trailers acquired in connection with our fleet upgrade will be financed under off-balance sheet operating leases. In such event, we expect a decrease in depreciation and amortization going forward, excluding the impact of the impairment charge.

      Revenue equipment rentals were $22.0 million, or 7.5% of operating revenue, for the nine months of fiscal 2004, compared to $18.0 million, or 6.5% of operating revenue for the same period in fiscal 2003. This increase was attributable to a higher proportion of our tractor fleet held under operating leases during the 2004 period. During the nine months of fiscal 2004, an average of 1,551 tractors, or 71.1% of our average total tractors for the period, were held under operating leases compared to an average of 1,306 tractors, or 65.2% of our average total tractors, during the same period in fiscal 2003. As we expect to finance most of our new tractors and trailers under off-balance sheet operating leases, we expect revenue equipment rentals will increase going forward.

      Purchased transportation decreased to $57.8 million, or 19.8% of operating revenue, for the nine months ended March 31, 2004, from $65.3 million, or 23.8% of operating revenue, for the same period in fiscal 2003. This decrease primarily was related to reduced independent contractor expense, as the percentage of our fleet comprised of independent contractors decreased. Independent contractors are drivers who cover all their operating expenses (fuel, driver salaries, maintenance, insurance, and equipment costs) for a fixed payment per mile. We expect the majority of our equipment additions to come in our company-operated fleet. As a result, the percentage of our fleet comprised of independent contractors may continue to decline, with a corresponding decrease in this expense category. It has become difficult to recruit and retain independent contractors.

      All of our other operating expenses are relatively minor in amount, and there were no significant changes in these expenses.

      Net interest expense decreased 40.7% to $3.0 million in the nine months ended March 31, 2004, from $5.1 million for the same period in fiscal 2003. This decrease was a result of reduced bank borrowings, which decreased to $21.0 million at March 31, 2004, from $26.9 million at March 31, 2003, and capital lease obligations, which decreased to $17.7 million at March 31, 2004, from $32.0 million at March 31, 2003, as well as the pretax write-off of loan origination costs of approximately $914,000 in the fiscal 2003 period. The reduction in our borrowings and capital lease obligations has resulted largely from our increased use of operating leases to finance acquisitions of revenue equipment. Our trend toward financing revenue equipment with operating leases instead of borrowing moves the interest component of the leases into revenue equipment rentals, an “above the line” operating expense, with a corresponding decrease in this expense category. We expect this trend to continue as we finance new tractors and trailers under operating leases versus borrowings. In addition, we expect a near-term reduction in net interest expense as we reduce outstanding indebtedness with proceeds from the offering.

      Our pretax margin, which we believe is a useful measure of our operating performance because it is neutral with regard to the method of revenue equipment financing that we use, improved 120 basis points to 3.0% for the nine months of fiscal 2004, from 1.8% for the same period in fiscal 2003. These margins exclude the impact of both the $9.8 million pretax impairment charge in the fiscal 2004 period and a one-time, pretax write-off of unamortized loan origination costs of approximately $914,000 related to the refinancing of our line of credit in the fiscal 2003 period. In addition to other factors described above, Canadian exchange rate fluctuations principally impact salaries, wages, and benefits and purchased transportation and, therefore, impact our pretax margin and results of operations.

      Income taxes decreased to $1.4 million for the nine months ended March 31, 2004, from $1.7 million, for the corresponding period in fiscal 2003. The decrease in income tax expense resulted from the tax benefit associated with the $9.8 million pretax impairment charge in the fiscal 2004 period, partially offset by an increase in non-deductible expenses related to our driver per diem pay structure. As per diem charges are partially non-deductible for income tax purposes, our effective tax rate will fluctuate as our net income fluctuates.

      As a result of the factors described above, we incurred a net loss of $2.6 million for the nine months of fiscal 2004, compared to net income of $2.4 million in the same period in fiscal 2003. Excluding the impact of both the $9.8 million pretax impairment charge in the fiscal 2004 period and a one-time, pretax write-off of unamortized loan origination costs of approximately $914,000 related to the refinancing of our line of credit in the fiscal 2003 period, net income would have increased by 48.3% to $4.3 million for the nine months ended March 31, 2004, from $2.9 million for the same period in fiscal 2003.

Liquidity and Capital Resources

      Trucking is a capital-intensive business. We require cash to fund our operating expenses (other than depreciation and amortization), to make capital expenditures and acquisitions, and to repay debt, including principal and interest payments. Other than ordinary operating expenses, we anticipate that capital expenditures for the acquisition of revenue equipment will constitute our primary cash requirement over the next twelve months. Our principal sources of liquidity are cash generated from operations, bank borrowings, capital and operating lease financing of revenue equipment, proceeds from the sale of used revenue equipment, and to a lesser extent, the sale of shares of our common stock.

      For the nine months of fiscal 2004, net cash provided by operations was $26.5 million, compared to $24.3 million for the same period in fiscal 2003.

      Net cash used in investing activities was $7.6 million for the nine months of fiscal 2004, compared to net cash provided by investing activities of $3.5 million for the same period in fiscal 2003. Approximately $3.6 million of the cash used in investing activities for the fiscal 2004 period was related to our purchase of certain assets of Highway Express in August of 2003. In addition, cash used in (provided by) investing activities includes the net cash effect of acquisitions and dispositions of revenue equipment during each period. Capital expenditures (excluding the assets purchased from Highway Express) totaled $15.7 million in the nine months of fiscal 2004 and $4.7 million for the same period in fiscal 2003. We generated proceeds from the sale of property and equipment of $11.6 million during the nine months of fiscal 2004, compared to $8.2 million in proceeds for the same period in fiscal 2003.

      Net cash used in financing activities was $18.4 million for the nine months of fiscal 2004, compared to $27.3 million for the same period in fiscal 2003. Financing activity represents bank borrowings (new borrowings, net of repayments) and payment of the principal component of capital lease obligations.

      As of March 31, 2004, we had on order 414 tractors and 850 trailers for delivery through December 2004. These revenue equipment orders represent a capital commitment of approximately $50.6 million, before considering the proceeds of equipment dispositions. In connection with our fleet upgrade, we have financed most of the new tractors and new trailers we have acquired to date under off-balance sheet operating leases. A portion of the used equipment that has been or will be replaced by these new units was or is owned or held under capital leases and, therefore, carried on our balance sheet. As a result of our increased use of operating leases to finance acquisitions of revenue equipment, we have reduced our balance sheet debt. At March 31, 2004, our total balance sheet debt, including capital lease obligations, was $50.5 million, compared to $69.6 million at March 31, 2003. Our debt-to-capitalization ratio (total balance sheet debt as a percentage of total balance sheet debt plus total stockholders’ equity) decreased to 47.9% at March 31, 2004, from 55.4% at March 31, 2003.

      Over the past several years, we have financed most of our new tractors and trailers under operating leases, which are not reflected on our balance sheet. The use of operating leases also affects our statement of cash flows. For assets subject to these operating leases, we do not record depreciation as an increase to net cash provided by operations, nor do we record any entry with respect to investing activities or financing activities.

      Our operating leases include some under which we do not guarantee the value of the asset at the end of the lease term (“walk-away leases”) and some under which we do guarantee the value of the asset at the end of the lease term. We were obligated for residual value payments related to operating leases of $33.7 million and $40.1 million at March 31, 2003 and 2004, respectively. A portion of these amounts is covered by repurchase and/or trade agreements we have with the equipment manufacturer. We believe that any residual payment obligations that are not covered by the manufacturer will be satisfied, in the aggregate, by the value of the related equipment at the end of the lease. We anticipate that our continued reliance on operating leases, rather than bank borrowings or capital leases, to finance the acquisition of revenue equipment in connection with our fleet upgrade will allow us to use our cash flows to further reduce our balance sheet debt.

      The tractors on order are not protected by manufacturers’ repurchase arrangements and are not subject to “walk-away” leases under which we can return the equipment without liability regardless of its market value at the time of return. Therefore, we are subject to the risk that equipment values may decline, in which case we would suffer a loss upon disposition and be required to make cash payments because of the residual value guarantees we provide to our equipment lessors.

      On September 26, 2002, we entered into our current primary credit facility with Fleet Capital Corporation, Fleet Capital Canada Corporation and several other lenders. This $55.0 million facility consists of revolving loan facilities, approximately $10.8 million in term loan subfacilities, and a commitment to issue and guaranty letters of credit. Repayment of the amounts outstanding under the credit facility is secured by a lien on our assets, including the stock or other equity interests of our subsidiaries, and the assets of certain of our subsidiaries. In addition, certain of our subsidiaries that are not party to the credit facility have guaranteed repayment of the amount outstanding under the credit facility and have granted a lien on their respective assets to secure such repayment. The credit facility expires on September 26, 2005.

      Amounts available under the credit facility are determined based on our accounts receivable borrowing base. The facility contains restrictive covenants, which, among other things, limit our ability to pay cash dividends and make capital expenditures and lease payments, and require us to maintain compliance with certain financial ratios, including a minimum fixed charge coverage ratio. We were in compliance with these covenants at March 31, 2004, and expect to remain in compliance for the foreseeable future. At March 31, 2004, $21.0 million of our credit facility was utilized as outstanding borrowings and $6.8 million was utilized for standby letters of credit, and we had approximately $17.1 million in remaining availability under the facility.

      We believe we will be able to fund our operating expenses, as well as our current commitments for the acquisition of revenue equipment in connection with our fleet upgrade, over the next twelve months with a combination of cash generated from operations, borrowings available under our primary credit facility, and lease financing arrangements. The application of the net proceeds of this offering as described in “Use of Proceeds” will significantly increase availability under our primary credit facility for working capital and other purposes. Subject to any required lender approval, we may make acquisitions, although we do not have any specific acquisition plans at this time.

      We will continue to have significant capital requirements over the long term, and the availability of the needed capital will depend upon our financial condition and operating results and numerous other factors over which we have limited or no control, including prevailing market conditions and the market price of our common stock. However, based on our improving operating results, anticipated future cash flows, current availability under our credit facility, as well as expected increases in such availability following the application of the net proceeds of this offering, and sources of equipment lease financing that we expect will be available to us, we do not expect to experience significant liquidity constraints in the foreseeable future.

Contractual Obligations and Commercial Commitments

      As of March 31, 2004, our bank loans, capital leases, operating leases, other debts, and future commitments have stated maturities or minimum annual payments as follows:

	Annual Cash Requirements as of March 31, 2004
	(in thousands)
	Amounts Due by Period

			One to
		Less than	Three	Three to	Over
	Total	One Year	Years	Five Years	Five Years

Operating leases(1)	$153,662	$39,305	$64,586	$27,957	$21,814
Capital leases obligations(1)	17,749	9,947	6,708	465	629
Long-term debt	32,766	6,101	24,427	313	1,925

Sub-total	204,177	55,353	95,721	28,735	24,368

Future purchase of revenue equipment	50,629	3,736	14,944	23,092	8,857
Employment and consulting agreements(2)	1,306	818	488	—	—
Standby letters of credit	6,766	6,766	—	—	—

Total	$262,878	$66,673	$111,153	$51,827	$33,225

(1)	Included in these balances are residual equipment value guarantees of $50.4 million in total and $12.9 million coming due in less than one year. We believe the majority of these amounts will be satisfied by manufacturer commitments.

(2)	The amounts reflected in the table do not include amounts that could become payable to our Chief Executive Officer, Chief Financial Officer, and our Executive Vice President under certain circumstances if their employment with us is terminated.

Critical Accounting Policies

      The preparation of our financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that impact the amounts reported in our consolidated financial statements and accompanying notes. Therefore, the reported amounts of assets, liabilities, revenues, expenses, and associated disclosures of contingent assets and liabilities are affected by these estimates and assumptions. We evaluate these estimates and assumptions on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates and assumptions, and it is possible that materially different amounts would be reported using differing estimates or assumptions. We consider our critical accounting policies to be those that require us to make more significant judgments and estimates when we prepare our financial statements. Our critical accounting policies include the following:

      Revenue Recognition. Upon delivery of a load, we recognize all revenue related to that load, including revenue from detention charges and our fuel surcharge program. In this connection, we make estimates concerning the collectibility of our accounts receivable and the required amounts of reserves for uncollectible accounts. We also recognize direct operating expenses, such as drivers’ wages and fuel, on the date of delivery of the relevant load.

      Depreciation of Property and Equipment. We depreciate our property and equipment using the straight line method over the estimated useful life of the asset. We generally use estimated useful lives of 4 to 12 years for tractors and trailers, and estimated salvage values for tractors and trailers generally range from 25% to 40% of the capitalized cost. Gains and losses on the disposal of revenue equipment are included in depreciation expense in our statements of operations.

      We periodically review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and other long-lived assets based upon, among other things, our experience with similar assets, conditions in the used equipment market, and prevailing industry practice. Changes in our useful life or salvage value estimates, or fluctuations in market values that are not reflected in our estimates, could have a material effect on our results of operations.

      Revenue equipment and other long-lived assets are tested for impairment whenever an event occurs that indicates an impairment may exist. Expected future cash flows are used to analyze whether an impairment has occurred. If the sum of expected undiscounted cash flows is less than the carrying value of the long-lived asset, then an impairment loss is recognized. We measure the impairment loss by comparing the fair value of the asset to its carrying value. Fair value is determined based on a discounted cash flow analysis or the appraised value of the asset, as appropriate.

      Operating Leases. We recently have financed a substantial majority of our revenue equipment acquisitions with operating leases, rather than with bank borrowings or capital lease arrangements. These leases generally contain residual value guarantees, which provide that the value of equipment returned to the lessor at the end of the lease term will be no lower than a negotiated amount. To the extent that the value of the equipment is below the negotiated amount, we are liable to the lessor for the shortage at the expiration of the lease. For approximately 75% of our current tractors and 30% of our current trailers, we have residual value guarantees from manufacturers at amounts equal to our residual obligation to the lessors. For all other equipment (or to the extent we believe any manufacturer will refuse or be unable to meet its obligation), we are required to recognize additional rental expense to the extent we believe the fair market value at the lease termination will be less than our obligation to the lessor.

      In accordance with SFAS 13, “Accounting for Leases,” property and equipment held under operating leases, and liabilities related thereto, are not reflected on our balance sheet. All expenses related to revenue equipment operating leases are reflected on our statements of operations in the line item entitled “Revenue equipment rentals.” As such, financing revenue equipment with operating leases instead of bank borrowings or capital leases effectively moves the interest component of the financing arrangement into operating expenses on our statements of operations. Consequently, we believe that pretax margin (income before income taxes as a percentage of operating revenue) may provide a more useful measure of our operating performance than operating ratio (operating expenses as a percentage of operating revenue) because it eliminates the impact of revenue equipment financing decisions.

      Claims Reserves and Estimates. The primary claims arising against us consist of cargo liability, personal injury, property damage, collision and comprehensive, workers’ compensation, and employee medical expenses. We maintain self-insurance levels for these various areas of risk and have established reserves to cover these self-insured liabilities. We also maintain insurance to cover liabilities in excess of these self-insurance amounts. Claims reserves represent accruals for the estimated uninsured portion of reported claims, including adverse development of reported claims, as well as estimates of incurred but not reported claims. Reported claims and related loss reserves are estimated by third party administrators, and we refer to these estimates in establishing our reserves. Claims incurred but not reported are estimated based on our historical experience and industry trends, which are continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances. In establishing our reserves we must take into account and estimate various factors, including, but not limited to, assumptions concerning the nature and severity of the claim, the effect of the jurisdiction on any award or settlement, the length of time until ultimate resolution, inflation rates in health care and in general, interest rates, legal expenses, and other factors. Our actual experience may be different than our estimates, sometimes significantly. Changes in assumptions as well as changes in actual experience could cause these estimates to change in the near term. Insurance and claims expense will vary from period to period based on the severity and frequency of claims incurred in a given period.

      Impairment of Goodwill. Our consolidated balance sheets at June 30, 2003, and March 31, 2004, included goodwill of acquired businesses of approximately $16.7 million. This amount has been recorded as a result of prior business acquisitions accounted for under the purchase method of accounting. Prior to July 1, 2001, goodwill from each acquisition was generally amortized on a straight-line basis. Under FASB No. 142, Goodwill and Other Intangible Assets, which we adopted as of July 1, 2001, goodwill is tested for impairment annually (or more often, if an event or circumstance indicates that an impairment loss has been incurred) in lieu of amortization. The provisions of FASB No. 142 required the completion of a transitional impairment test within six months of adoption. We completed this transitional test and there was no impairment as of July 1, 2001. During the fourth quarter of fiscal 2003, we completed our most recent annual impairment test for that fiscal year and concluded that there was no indication of impairment.

      A significant amount of judgment is required in performing goodwill impairment tests. Such tests include estimating the fair value of our reporting units. As required by FASB No. 142, we compare the estimated fair value of our reporting units with their respective carrying amounts including goodwill. We define a reporting unit as an operating segment. Under FASB No. 142, fair value refers to the amount for which the entire reporting unit could be bought or sold. Our methods for estimating reporting unit values include market quotations, asset and liability fair values, and other valuation techniques, such as discounted cash flows and multiples of earnings, revenue, or other financial measures. With the exception of market quotations, all of these methods involve significant estimates and assumptions, including estimates of future financial performance and the selection of appropriate discount rates and valuation multiples.

      Accounting for Income Taxes. Deferred income taxes represent a substantial liability on our consolidated balance sheet. Deferred income taxes are determined in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards. We evaluate our tax assets and liabilities on a periodic basis and adjust these balances as appropriate. We believe that we have adequately provided for our future tax consequences based upon current facts and circumstances and current tax law. However, should our tax positions be challenged and not prevail, different outcomes could result and have a significant impact on the amounts reported in our consolidated financial statements.

      The carrying value of our deferred tax assets (tax benefits expected to be realized in the future) assumes that we will be able to generate, based on certain estimates and assumptions, sufficient future taxable income in certain tax jurisdictions to utilize these deferred tax benefits. If these estimates and related assumptions change in the future, we may be required to reduce the value of the deferred tax assets resulting in additional income tax expense. We believe that it is more likely than not that the deferred tax assets, net of valuation allowance, will be realized, based on forecasted income. However, there can be no assurance that we will meet our forecasts of future income. We evaluate the deferred tax assets on a periodic basis and assess the need for additional valuation allowances.

      Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the U.S.

Seasonality

      We have substantial operations in the Midwestern and Eastern U.S. and Canada. In those geographic regions, our tractor productivity may be adversely affected during the winter season because inclement weather may impede our operations. Moreover, some shippers reduce their shipments during holiday periods as a result of curtailed operations or vacation shutdowns. At the same time, operating expenses generally increase, with fuel efficiency declining because of engine idling and harsh weather creating higher accident frequency, increased claims, and more equipment repairs.

Inflation

      Many of our operating expenses, including fuel costs, revenue equipment, and driver compensation are sensitive to the effects of inflation, which results in higher operating costs and reduced operating income, unless offset by revenue increases. The effects of inflation on our business during the past three years were most significant in fuel. However, the effect of higher fuel prices on our revenue was not material in the past three years because of increases in our freight rates and fuel surcharges.

Quantitative and Qualitative Disclosures About Market Risks

      We experience various market risks, including changes in interest rates, foreign currency exchange rates, and fuel prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes, nor when there are no underlying related exposures.

      Interest Rate Risk. We are exposed to interest rate risk principally from our primary credit facility. The credit facility carries a maximum variable interest rate of either the bank’s base rate plus 3.0% or LIBOR plus 3.5%. At March 31, 2004, we had variable rate borrowings of $21.0 million outstanding under the credit facility. At March 31, 2004, the interest rate for revolving borrowings under our credit facility was LIBOR plus 2.25%. Assuming variable rate borrowings under the credit facility at March 31, 2004 levels, a hypothetical 10% increase in the bank’s base rate and LIBOR would reduce our annual net income by approximately $120,000. In the event of a change of this magnitude, management would likely consider actions to further mitigate our exposure.

      Foreign Currency Exchange Rate Risk. We are subject to foreign currency exchange rate risk, specifically in connection with our Canadian operations. While virtually all of the expenses associated with our Canadian operations, such as independent contractor costs, company driver compensation, and administrative costs, are paid in Canadian dollars, a significant portion of our revenue generated from those operations is billed in U.S. dollars because many of our customers are U.S. shippers transporting goods to or from Canada. As a result, increases in the Canadian dollar exchange rate adversely affect the profitability of our Canadian operations. Assuming revenue and expenses for our Canadian operations identical to that in the nine months ended March 31, 2004 (both in terms of amount and currency mix), we estimate that a $0.01 increase in the Canadian dollar exchange rate would reduce our annual net income by approximately $250,000. We generally do not face the same magnitude of foreign currency exchange rate risk in connection with our intra-Mexico operations conducted through our Mexican subsidiary, Jaguar, because our foreign currency revenues are generally proportionate to our foreign currency expenses for those operations. For purposes of consolidation, however, the operating results earned by our subsidiaries, including Jaguar, in foreign currencies are converted into U.S. dollars. As a result, a decrease in the value of the Mexican peso could adversely affect our consolidated results of operations. Assuming revenue and expenses for our Mexican operations identical to that in the nine months ended March 31, 2004 (both in terms of amount and currency mix), we estimate that a $0.01 decrease in the Mexican peso exchange rate would reduce our annual net income by approximately $45,000. In response to the increase in Canadian dollar exchange rates, we entered into derivative financial instruments to reduce our exposure to currency fluctuations. In June 1998, the FASB issued SFAS 133, “Accounting for

Derivative Instruments and Certain Hedging Activities.” In June 2000, the FASB issued SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133.” SFAS 133 and SFAS 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. Derivatives that are not hedges must be adjusted to fair value through earnings. As of March 31, 2004, we had 25% of our estimated currency exposure hedged through July 2004. These derivative contracts resulted in a $165,000 expense for the nine months ended March 31, 2004.

      Commodity Price Risk. Shortages of fuel, increases in prices, or rationing of petroleum products can have a materially adverse effect on our operations and profitability. Fuel is subject to economic, political, and market factors that are outside of our control. Historically, we have sought to recover a portion of short-term increases in fuel prices from customers through the collection of fuel surcharges. However, fuel surcharges do not always fully offset increases in fuel prices. In addition, from time-to-time we may enter into derivative financial instruments to reduce our exposure to fuel price fluctuations. In accordance with SFAS 133, we adjust our derivative instruments to fair value through earnings on a monthly basis. As of March 31, 2004, we had 9% of estimated fuel purchases hedged through June 2004. These derivative contracts had no material impact on our results of operations for the nine months ended March 31, 2004. We estimate a 10% movement on the price of fuel futures would have a $75,000 impact related to these derivative contracts.

BUSINESS

Introduction

      We are one of North America’s fifteen largest truckload carriers as measured by revenue. As a dry van truckload carrier, we generally transport full trailer loads of freight from origin to destination without intermediate stops or handling. At March 31, 2004, we operated 2,798 tractors and 7,498 trailers. None of our employees is subject to a union contract.

      We operate in two main market sectors. In our international operations, we offer time-sensitive transportation in and between the U.S. and its two largest trading partners, Mexico and Canada. We generated nearly one-half of our revenue in fiscal 2003 from international movements, and we believe our approximately 150,000 annual border crossings make us the largest provider of international truckload movements in North America. We believe that our strategically located terminals and experience with the language, culture, and border crossing requirements of each North American country provide a competitive advantage in the international trucking marketplace.

      In addition to our international business, we offer a broad range of truckload transportation services within the U.S., including regional, long-haul, dedicated, and logistics. With the acquisitions of certain assets of Zipp Express in 1999, Burlington Motor Carriers in 2002, and Highway Express in 2003, we expanded our operations and service offerings within the U.S. and significantly improved our lane density, freight mix, and customer base.

Operating and Marketing Strategy

      We approach our trucking operations as an integrated effort of marketing, customer service, and fleet management. As a part of our strategic plan, we identified as priorities: increasing our freight rates; decreasing our reliance on DaimlerChrysler and other automotive industry customers; raising our service standards; rebalancing lane flows to enhance asset utilization; and identifying and acquiring suitable acquisition candidates and successfully integrating acquired operations. To accomplish these objectives, we have sought to instill high levels of discipline, cooperation, and trust between our operations and sales departments and have consolidated the two departments under the leadership of our Chief Operating Officer, Tom Glaser. As a part of this combined effort, our operations and sales departments have developed the following strategies, goals, and objectives:

•	Seeking high yielding freight from targeted industries, customers, regions, and lanes that improves our overall network density and diversifies our customer and freight mix. We believe that by focusing our sales and marketing resources on target customers who have freight with specific cross-border or international needs, who ship high volumes of freight in lanes or regions where we already have equipment capacity positioned, or who have shipping needs in several regions that we serve, we can improve our equipment utilization, increase our average revenue per mile, and lower our average cost per mile. We have implemented yield management efforts that involve specific rate and productivity goals for new and existing business. As part of these efforts, we generally are seeking to replace less profitable freight with more favorable freight and to implement selective rate increases where possible. We believe that by reducing our exposure to automotive shippers such as DaimlerChrysler and increasing the amount of business that we do with less cyclical shippers, such as consumer products and non-durables companies, we will have more opportunities to pursue and obtain rate increases.

•	Focusing on asset productivity. Our primary productivity measure is revenue per tractor per week. Within revenue per tractor, we examine freight rates, non-revenue miles, and miles per tractor. We actively analyze customers and freight movements in an effort to enhance the revenue production of our tractors. We also attempt to concentrate our equipment in defined operating lanes to create more predictable movements, reduce non-revenue miles, and shorten turn times between loads. As a result of our recent initiatives to improve asset productivity, automotive parts now comprise a significantly lower proportion of our overall freight mix than they have historically, having been replaced primarily by consumer non-durables and other retail products.

•	Operating a modern fleet to reduce maintenance costs and improve safety and driver retention. We believe that updating our tractor and trailer fleets will produce several benefits, including lower maintenance and tire expenses, and enhanced safety, driver recruitment and retention, and equipment utilization. We recently have taken two important steps towards modernizing our fleet. First, in the second quarter of fiscal 2001, we shortened the replacement cycle for our tractors from five years to four years. We expect to reduce the average age of the owned and leased tractors in our fleet to 2.0 years by the end of fiscal 2004, down from the average age of 2.7 years as of the end of fiscal 2003. Second, as a result of continuing changes in our customer base, in the first quarter of fiscal 2004 we made arrangements to replace all of the remaining 48-foot trailers in our fleet with new 53-foot trailers. These changes could produce significant benefits because maintenance and tire expenses increase significantly for tractors beyond the third year of operation and for trailers beyond the sixth year of operation, as wear and tear increases and some warranties expire. In addition, we anticipate our adoption of a uniform fleet of 53-foot trailers will allow us to operate fewer total trailers.

•	Continuing our emphasis on service, safety, and technology. We offer just-in-time, time-definite, and other premium transportation services to meet the expectations of our service-oriented customers. We believe that targeting premium service freight permits us to obtain higher rates, build long-term, service-based customer relationships, and avoid competition from railroad, intermodal, and trucking companies that compete primarily on the basis of price. We believe our recent safety record has been among the best in our industry. In March 2003, we were awarded first place in fleet safety among all truckload fleets that log more than 100 million miles per year at the Truckload Carriers Association Annual Conference. We have made significant investments in technologies that are intended to reduce costs, afford a competitive advantage with service-sensitive customers, and promote economies of scale. Examples of these technologies are Qualcomm satellite-based tracking and communications systems, our proprietary CelaTrac system that enables customers to track shipments and access other information via the Internet, and document imaging. We believe we are the only carrier offering Internet shipment tracking in all three North American countries.

•	Maintaining our leading position in cross-border truckload shipments while offering diversified, nationwide transportation services in the U.S. We believe our strategically located terminals and experience with the languages, cultures, and border crossing requirements of all three North American countries provide us with competitive advantages in the international trucking marketplace. As a result of these advantages, we believe we are the industry leader in cross-border movements between North American countries. We supplement these cross-border shipments, which comprised over 50% of our revenue in fiscal 2003, with domestic freight from service-sensitive customers.

•	Seeking strategic acquisitions to broaden our existing domestic operations. We have made seven trucking company acquisitions since 1995 (including our acquisition of Cheetah Transportation, Inc. which we disposed of in June 2001), and continue to evaluate acquisition candidates. Our current acquisition strategy, as evidenced by our purchases of certain assets of Burlington Motor Carriers in 2002 and Highway Express in 2003, is focused on broadening our domestic operations through the addition of carriers that improve our lane density, customer base, and service offerings.

•	Capitalizing on the opening of the U.S.-Mexican border. In December 2001, the U.S. Congress enacted legislation providing for the opening of the Mexican border consistent with NAFTA. The opening of the border would for the first time permit Mexican drivers to move loads without restrictions between Mexico and points in the U.S. On January 16, 2003, a U.S. federal appeals court ruled that the border opening would be delayed pending an environmental study. Due to our extensive experience managing drivers in Mexico through Jaguar, our Mexico City-based subsidiary, we believe that we are well positioned to take advantage of the opportunities associated with the eventual opening of the border. In particular, if the border is opened, we expect to be able to generate significant cost savings by utilizing lower cost Mexican drivers in the U.S. on shipments to and from Mexico.

Customers

      Our sales and marketing efforts target large, service-sensitive customers with time-definite delivery requirements throughout the U.S., Mexico, and Canada. Our customers frequently ship in the north-south lanes (i.e., to and from locations in Mexico and locations in the U.S. and Eastern Canada). We seek to source freight that increases our traffic density in those lanes, provides complementary east-west repositioning movements, or otherwise meets our operational requirements. We currently service more than 3,900 trucking customers. The principal types of freight we transport include automotive parts, paper products, manufacturing parts, semi-finished products, textiles, appliances, consumer non-durables, toys, tobacco products, and other retail products.

      Our largest customer is DaimlerChrysler, which accounted for approximately 11% of our total revenue in the quarter ended March 31, 2004. We transport DaimlerChrysler original equipment automotive parts primarily between the U.S. and Mexico and DaimlerChrysler after-market replacement parts and accessories within the U.S. We have an agreement with DaimlerChrysler for international freight for the Chrysler division, which expires in October 2006. Over the past several quarters, we have intentionally shifted our freight mix away from DaimlerChrysler and other automotive parts manufacturers towards consumer non-durables and other retail products. This shift resulted from our continuing efforts to diversify our customer base, obtain more favorable freight rates, and improve our lane discipline, in accordance with our strategic plan. These efforts have been successful, as DaimlerChrysler previously accounted for approximately 20%, 19%, and 12% of our total revenue for fiscal 2001, 2002, and 2003, respectively. No other customer accounted for more than 10% of our total revenue during any of our three most recent fiscal years. Other significant, current customers include General Electric, Phillip Morris, Wal-Mart, Procter & Gamble, DuPont, and Target.

Other Services

      TruckersB2B. Our TruckersB2B subsidiary is a profitable marketing business that affords volume purchasing power for items such as fuel, tires, insurance, and other products and services to small and medium-sized trucking companies through its website, www.truckersb2b.com. TruckersB2B provides small and medium-sized trucking company members with the ability to cut costs and thereby compete more effectively and profitably with the larger fleets. TruckersB2B has more than 16,300 member trucking fleets representing approximately 435,000 tractors. Over the past three years, TruckersB2B has improved to $7.2 million in revenue and an operating profit of $1.2 million in fiscal 2003, from $4.4 million in revenue and an operating loss of $2.3 million in fiscal 2001. TruckersB2B continues to introduce complementary products and services to drive its growth and attract new fleets. For example, TruckersB2B recently entered into a marketing arrangement with a leading provider of insurance products to the trucking industry. We believe this represents a significant growth opportunity for TruckersB2B.

      Kuwait Joint Venture. In February 2004, we entered into a joint venture arrangement with a Kuwaiti investment group pursuant to which we have agreed to manage a trucking operation based in Kuwait. This venture has been formed to provide transportation services to suppliers involved in rebuilding efforts in Iraq. The joint venture will operate under the name Celadon East Transport Company, SAK.

      Under the terms of this arrangement, the Kuwaiti investment group will fund all start-up costs, historical and future capital requirements, and operating expenses, while we will provide operational, marketing, logistics, and management services to the joint venture. In exchange for these services, we will receive a portion of the joint venture’s operating income, a monthly management fee, and reimbursement of our costs. In addition, we have the option to acquire up to a 49% interest in the joint venture. We have no obligation to fund operating losses. John Hekman, who joined us following our acquisition of certain assets of Highway Express in August 2003, where he was the Vice President of Administration, is directing the development of our gulf region operations and is responsible for the joint venture’s government and military contracting activities. David Shatto, our Executive Vice President — Corporate Development, is responsible for management oversight of the venture, a role which he will fulfill primarily from our Indianapolis headquarters. Other than Mr. Hekman’s assignment and Mr. Shatto’s oversight responsibilities, we do not expect to transfer any employees to, or have any other resources from our North American operations engaged in, the joint venture.

      Zipp Logistics. Through our subsidiary, Zipp Logistics, we provide warehousing services to several Fortune 500 companies. Our warehouse facilities are located near our customers’ manufacturing plants. We also transport the manufacturing component parts to our warehouses and sequence those parts for our customers. We then transport completed units from our customers’ plants.

Revenue Equipment Strategy

      Our revenue equipment strategy is to utilize late-model tractors and high-capacity trailers, actively manage equipment throughout its life cycle, and employ a comprehensive service and maintenance program.

      Over the past several years, we have determined that the average annual cost of maintenance and tires for tractors in our fleet rises substantially after the first three years due to a combination of greater wear and tear and the expiration of some warranty coverages. We believe these costs rise late in the trade cycle for our trailers as well. We anticipate that we will achieve ongoing savings in maintenance and tire expense by replacing tractors and trailers more often. In addition, we believe operating newer equipment will enhance our driver recruiting and retention efforts. Accordingly, we recently have shortened our normal tractor replacement cycle to four years of service from five years of service.

      From July 1, 2003, to March 31, 2004, we accepted delivery of 620 new tractors and disposed of 503 used units. At March 31, 2004, we had deliveries scheduled for approximately 165 additional new tractors through June 30, 2004, and planned to trade or sell approximately 180 used tractors by that date. At the conclusion of the expected delivery and trade schedule for this equipment, we expect the average age of our tractor fleet to be approximately 2.0 years.

      The table below shows the actual and expected improvement in the average age of our tractor fleet for the fiscal year ending June 30, 2004.

Actual/Expected
Quarter Ended	Average Fleet Age

September 2003	2.8
December 2003	2.6
March 2004	2.3
June 2004	2.0

      We are in the process of significantly upgrading our trailer fleet as well. At March 31, 2004, our fleet included approximately 625 48-foot trailers. We continued to operate these trailers longer than some carriers because of their continued utility in Mexico and for relatively heavy freight, such as automotive parts. However, as a result of our continuing shift away from automotive parts freight and into other, volume sensitive freight, such as consumer non-durables and other retail products, our continued operation of 48-foot trailers had resulted in declining trailer utilization because of the need to segregate fleets. In the first quarter of fiscal 2004, we determined that we could obtain operational benefits and operate fewer total trailers by using a uniform fleet of 53-foot trailers. Accordingly, we made arrangements to replace our remaining 48-foot trailers and expect to complete the transition by the end of fiscal 2004. Due to low market values for the 48-foot trailers, we recognized a non-cash, pretax impairment charge of $9.8 million.

      Our tractor and trailer counts at March 31, 2004, include tractors and trailers that have been removed from service in anticipation of their sale or trade and, therefore, reflect stronger fleet growth than we ultimately expect to result from the initial phase of our fleet upgrade. Our strategic plan is for the size of our operating fleet to remain relatively constant until our margin levels improve, subject to reductions in our trailer fleet resulting from our implementation of a uniform fleet of 53-foot trailers. Upon completion of the initial phase of our fleet upgrade, we expect to have an operating fleet of approximately 2,650 tractors and 7,000 trailers, which is generally consistent with our fleet size at June 30, 2003.

Terminal Locations

      We operate a network of 18 terminal locations, including facilities in Laredo and El Paso, Texas, which are the two largest inland freight gateway cities between the U.S. and Mexico. Our operating terminals currently are located in the following cities:

United States	Mexico	Canada

Baltimore, MD (Leased)	Guadalajara (Leased)	Kitchener, ON (Leased)
Dallas, TX (Owned)	Mexico City (Leased)
Detroit, MI (Leased)	Monterrey (Leased)
El Paso, TX (Owned)	Nueva Laredo (Leased)
Greensboro, NC (Leased)	Puebla (Leased)
Hampton, VA (Leased)	Queretero (Leased)
Indianapolis, IN (Leased)	Tijuana (Leased)
Laredo, TX (Owned)
Louisville, KY (Leased)
Richmond, VA (Leased)

      The Indianapolis, Laredo, and Kitchener facilities include administrative functions, lounge facilities for drivers, parking, fuel, maintenance, and truck washing facilities. Our executive and administrative offices occupy four buildings located on 30 acres of property in Indianapolis, Indiana.

Industry and Competition

      According to the American Trucking Associations (ATA), the trucking industry was estimated at $585 billion in revenue in 2002 and accounted for approximately 87% of domestic spending on freight transportation. The industry is projected to grow in line with the overall U.S. economy. The trucking industry includes both private fleets and “for-hire” carriers. We operate primarily in the highly fragmented for-hire truckload market, which the ATA estimates generated revenues of approximately $250 billion in 2002. The truckload market is defined by the quantity of goods, generally over 10,000 pounds, shipped by a single customer point-to-point and is divided into several segments by the type of trailer used to transport the goods. These segments include dry van, temperature-controlled, flatbed, and tank carriers. We exclusively operate dry van trailers.

      We also compete to some extent in the private fleet market, which consists of trucks owned and operated by shippers that move their own goods. This segment accounted for an estimated $277 billion in revenue in 2002. We believe that conversion of private fleets offers us significant opportunities for expansion, particularly through our dedicated fleet business, because shippers increasingly are focused on operating within, and conserving capital for, their core competencies, which often do not include freight transportation.

      The markets within the U.S., Mexico, and Canada are highly competitive and include thousands of for-hire motor carriers, none of which dominates their respective market. Measured by annual revenue, the ten largest dry van truckload carriers accounted for approximately $12 billion, or approximately 5%, of annual for-hire truckload revenue in calendar 2002. While the truckload industry is highly competitive and fragmented, we are one of a limited number of companies that currently provides or arranges for door-to-door transport service between points in the U.S., Mexico, and Canada. Although both service and price drive competition in the premium long-haul, time sensitive portion of the market, we rely primarily on our high level of service to attract customers. This strategy require us to focus on market segments that employ just-in-time inventory and manufacturing systems and require other premium services.

      We also compete to some extent with railroads and rail-truck intermodal service but seek to differentiate ourselves from railroad and rail-truck intermodal carriers on the basis of service. Railroad and rail-truck intermodal movements are subject to delays and disruptions arising from rail yard congestion, which reduces the effectiveness of service to customers with time-definite pick-up and delivery schedules.

      We believe that the cost and complexity of operating trucking fleets are increasing and that economic and competitive pressures are likely to force more smaller competitors to consolidate or exit the industry. As a result, we believe that we and other larger, better capitalized companies will have greater opportunities to increase profit margins and gain market share. For the same reason, we believe an increasing number of shippers may discontinue operating their private fleets and turn to for-hire carriers. In the market for dedicated services, we believe that we and other service-sensitive truckload carriers have a competitive advantage over truck lessors, who are the other major participants in the market, because we can offer lower prices by utilizing back-haul freight within our network that traditional lessors typically do not have.

      TruckersB2B is a business-to-business savings program for small and mid-sized fleets. Competitors include vendors selling directly and other business-to-business buying programs.

Regulation

      Our operations are regulated and licensed by various U.S. federal and state, Mexican federal and Canadian provincial agencies. Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. Such matters as weight and equipment dimensions also are subject to U.S. federal and state regulation and Canadian provincial regulations. We operate in the U.S. throughout the 48 contiguous states pursuant to operating authority granted by the Federal Highway Administration, in various Canadian provinces pursuant to operation authority granted by the Ministries of Transportation and Communications in these provinces, and within Mexico pursuant to operating authority granted by Secretaria de Communiciones y Transportes. To the extent that we conduct operations outside the U.S., we are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or retaining favorable treatment.

      The DOT adopted revised driver hours-of-service regulations on April 28, 2003. The regulations became effective January 4, 2004. We believe the revised regulations represent the most significant changes to the hours-of-service regulations in over 60 years.

      Several of the hours-of-service changes may have a positive or negative effect on driver hours (and miles). The new rules allow drivers to drive up to 11 hours instead of the 10 hours permitted under prior regulations, subject to the new 14-hour on-duty maximum described below. The rules will require a driver’s off-duty period to be 10 hours, compared to 8 hours under prior regulations. In general, drivers may not drive after 14 hours on-duty in a 24-hour period, compared to not being permitted to drive after 15 hours on-duty under the prior rules. During the new 14-hour consecutive on-duty period, the only way to extend the on-duty period is by the use of a sleeper berth period of at least two hours coupled with a later second sleeper berth break of 10 hours. Under the prior rules, during the 15-hour on-duty period, drivers were allowed to take multiple breaks of varying lengths of time, which could be either off-duty time or sleeper berth time, that did not count against the 15-hour period. There was no change to the rule that precludes drivers from driving after being on-duty for a maximum of 70 hours in eight consecutive days. However, under the new rules, drivers may “restart” their eight-day clock after at least 34 consecutive hours off duty.

      While we believe the 11-hour and the 34-hour restart rules may have a slight positive effect on driving hours, we anticipate that the 15-hour to 14-hour rule change likely will have a more significant negative impact on driving hours for the truckload industry. The prior 15-hour rule worked like a stopwatch and allowed drivers to stop and start their on-duty time as they chose. The new 14-hour rule is like a running clock. Once the driver goes on-duty and the clock starts, the driver is limited to one timeout, or the clock keeps running. As a result of this change, issues that cause driver delays, such as multiple stop shipments, loading or unloading delays, and equipment maintenance could result in a reduction in driver miles.

      Most truckload carriers, including us, pay drivers by the mile, so a reduction in driver miles would result in a reduction in driver pay. Since the average annual driver turnover rate in the truckload industry exceeds 100% per year, the competitive market for drivers would likely require carriers to raise the rate of pay per mile to drivers if miles decline.

      Transportation of goods by truck between the U.S., Mexico, and Canada is subject to the provisions of NAFTA. United States and Canadian based carriers may operate within both countries. Currently, U.S. and Canadian carriers are not allowed to operate within Mexico, and Mexican carriers are not allowed to operate within the U.S. and Canada, in each case except for a 26-kilometer, or approximately 16 mile, band along either side of the Mexican border and as described below. Trailers may cross all borders. As a result, transportation of goods between the U.S. or Canada and Mexico consists of three components: (i) transport from the point of origin to the Mexican border, (ii) drayage, which is transportation across the border, and (iii) transportation from the border to the final destination. We are one of a limited number of trucking companies that participates in all three segments of this cross-border market, providing true door-to-door carriage.

      In December 2001, the U.S. Congress enacted legislation providing for the opening of the Mexican border consistent with NAFTA. As a result, U.S. carriers are now permitted to seat their equipment with Mexican drivers, subject to certain restrictions, most notably that Mexican drivers used in this manner may only operate within Mexican-border states. In this connection, we currently are making use of Mexican drivers in our Texas operations pursuant to an arrangement with Jaguar, our Mexico City-based subsidiary. We lease approximately 80 drivers from Jaguar, and they operate our domestic equipment to transport freight from Laredo to Dallas, a trip of approximately 435 miles.

      The full opening of the border as contemplated by NAFTA, which would for the first time permit Mexican drivers to move loads without significant restrictions between Mexico and points in the U.S., currently is suspended pending the outcome of legal proceedings in the federal court system. On January 16, 2003, a U.S. federal appeals court ruled that the border opening would be delayed pending an environmental study. The U.S. Supreme Court recently heard arguments on the appeals court ruling. We cannot predict when or how the Supreme Court will rule. Even if the Supreme Court decides an environmental study is not required, there may be additional challenges to opening the Mexican border, which could further delay the opening for a significant period of time. Due to our extensive experience managing drivers in Mexico through Jaguar, our Mexico City-based subsidiary, we believe that we are well positioned to take advantage of the opportunities associated with a full opening of the border to Mexican drivers. In particular, if the border is opened, we expect to be able to generate significant cost savings by enhancing our utilization of lower cost drivers on shipments to and from Mexico.

MANAGEMENT

      Information concerning our executive officers and directors follows.

			Director
Name	Age	Position with Celadon	Since

Stephen Russell	64	Chief Executive Officer, President, and Chairman	1986
Thomas Glaser	54	Executive Vice President and Chief Operating Officer	—
David Shatto	46	Executive Vice President — Corporate Development	—
Paul A. Will	37	Executive Vice President, Chief Financial Officer, Secretary, and Treasurer	—
Sergio Hernandez	45	Vice President — Mexico	—
Paul A. Biddelman	58	Director	1992
Michael Miller	58	Director	1992
Anthony Heyworth	59	Director	1999
John Kines	62	Director	2000

      Stephen Russell has been our Chairman of the Board and Chief Executive Officer since our inception in July 1986, and has served as our President since September 2000. He is also a director of the Truckload Carriers Association and the Executive Committee of the American Trucking Associations. Mr. Russell is a director of Star Gas Corporation, the General Partner of Star Gas L.P., a home heating and LPG company. Mr. Russell has been a member of the Board of Advisors of the Cornell University Johnson Graduate School of Management since 1983 and is a member of the Board of the Indiana Heart Association and the Eiteljorg Museum.

      Thomas Glaser has been our Executive Vice President and Chief Operating Officer since November 2003. He served as Executive Vice President — Truckload Operations/ Sales from April 2003 to November 2003, Executive Vice President — Operations from September 2001 to April 2003, and Vice President — Transportation Services from May 2001 to September 2001. He served in various management capacities at Contract Freighters, Inc. for over 13 years, most recently as Vice President — Operations, prior to joining us.

      David Shatto has been our Executive Vice President — Corporate Development since April 2003. He was Executive Vice President — Sales and Marketing from September 2001 to April 2003, Executive Vice President — Operations from December 2000 to September 2001, and Executive Vice President — Operations of Celadon Trucking Services, Inc. from February 1999 to December 2000. He served in various management capacities in the truckload market segment for over 19 years, most recently as Vice President and General Manager of Shaffer Trucking, Inc., before joining us.

      Paul A. Will has been our Executive Vice President, Chief Financial Officer, Secretary, and Treasurer since February 2004. He was Executive Vice President, Chief Financial Officer, Secretary, and Assistant Treasurer from May 2002 to January 2004; Executive Vice President, Chief Financial Officer, Assistant Secretary, and Assistant Treasurer from September 2001 to May 2002; Vice President, Chief Financial Officer, Assistant Secretary, and Assistant Treasurer from December 2000 to September 2001; Vice President, Chief Financial Officer, and Secretary from December 1998 to December 2000; Vice President, Secretary, and Controller from September 1996 to December 1998; Vice President and Controller for Celadon Trucking Services, Inc. from January 1996 to September 1996; and Controller from September 1993 to January 1996. Mr. Will is a certified public accountant.

      Sergio Hernandez has been our Vice President — Mexico since December 2001. He was Director of Mexico Sales from October 1996 to December 2001. He has over 20 years of responsibilities in marketing and transportation throughout Mexico.

      Paul A. Biddelman has been one of our directors since October 1992. Mr. Biddelman has been President of Hanseatic Corporation, a private investment company, since 1997. He is also a director of Insituform Technologies, Inc., Six Flags, Inc., SystemOne Technologies, Inc., and Star Gas Corporation, the General Partner of Star Gas L.P., a home heating and LPG company.

      Michael Miller has been one of our directors since February 1992. Mr. Miller has been Chairman of the Board and Chief Executive Officer of Aarnel Funding Corporation, a venture capital/real estate company since 1974, a partner of Independence Realty, an owner and manager of real estate properties, since 1989, and President and Chief Executive Officer of Miller Investment Company, Inc., a private investment company, since 1990.

      Anthony Heyworth has been one of our directors since 1999. He retired from KeyCorp in February 2001 as Vice Chairman, commercial banking, KeyBank N.A. after a 35-year career with this $85 billion financial services company. He continues as Chairman of KeyBank Central Indiana, having served as President and Chief Executive since 1991. He joined the former Central National Bank in 1965 and was Executive Vice President when the bank merged with Society National Bank of Cleveland in 1986 and Key Bank in 1994.

      John Kines has been one of our directors since June 2000. He retired from Associates First Capital Corp. in May 2000 as President of the Diversified Service Group after a 22-year career.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table shows, as of April 27, 2004, the number of shares and percentage of our outstanding common stock beneficially owned, before and after this offering, by:

•	the selling stockholders;

•	each of our executive officers and directors;

•	all of our executive officers and directors as a group; and

•	each stockholder known by us to beneficially own more than 5% of our outstanding common stock.

      The beneficial ownership percentages before this offering are based on 7,825,003 shares of common stock outstanding at April 27, 2004. Beneficial ownership is calculated in accordance with the rules of the Securities and Exchange Commission. A person is deemed to have “beneficial ownership” of any security that he or she has a right to acquire within sixty (60) days after April 27, 2004. Shares that a person has the right to acquire under stock options are deemed outstanding for the purpose of computing the percentage ownership of that person and all executive officers and directors as a group, but not for the percentage ownership of any other person or entity. As a result, the denominator used in calculating the beneficial ownership among our stockholders may differ.

	Shares			Shares to be
	Beneficially Owned			Beneficially Owned
	Before this Offering			After this Offering
			Shares Being
Name	Number	Percentage	Offered	Number	Percentage

Executive officers and directors(1):
Stephen Russell(2)	706,990	8.8%	100,000	606,990	5.9%
Paul A. Will(3)	136,091	1.7%	20,000	116,091	1.1%
Michael Miller(4)	69,500	*	20,000	49,500	*
Thomas Glaser(5)	50,267	*	—	50,267	*
David Shatto(6)	91,965	1.2%	—	91,965	*
Sergio Hernandez(7)	20,334	*	—	20,334	*
Paul A. Biddelman(8)	49,500	*	—	49,500	*
Anthony Heyworth(9)	36,000	*	—	36,000	*
John Kines(10)	31,000	*	—	31,000	*
All executive officers and directors as a group (9 persons)	1,191,647	14.1%	140,000	1,051,647	9.9%
Other principal stockholders(11):
Dimensional Fund Advisors Inc.(12)	534,417	6.8%	—	534,417	5.3%
FMR Corp.(13)	637,421	8.1%	—	637,421	6.4%
Royce & Associates, LLC(14)	513,600	6.6%	—	513,600	5.1%

*	Less than one percent.

(1)	Unless otherwise indicated, the business address for the persons named in the table above is One Celadon Drive, Indianapolis, Indiana 46235-4207. Unless otherwise indicated, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power for all shares shown as beneficially owned by them.

(2)	Includes 211,668 shares covered by stock options granted to Stephen Russell that are currently exercisable or that will become exercisable within 60 days from April 27, 2004.

(3)	Includes 115,833 shares covered by stock options granted to Paul A. Will that are currently exercisable or that will become exercisable within 60 days from April 27, 2004.

(4)	Includes 49,500 shares covered by stock options granted to Michael Miller that are currently exercisable or that will become exercisable within 60 days from April 27, 2004.

(5)	Includes 41,467 shares covered by stock options granted to Thomas Glaser that are currently exercisable or that will become exercisable within 60 days from April 27, 2004.

(6)	Includes 71,667 shares covered by stock options granted to David Shatto that are currently exercisable or that will become exercisable within 60 days from April 27, 2004.

(7)	Includes 14,334 shares covered by stock options granted to Sergio Hernandez that are currently exercisable or that will become exercisable within 60 days from April 27, 2004.

(8)	Includes 49,500 shares covered by stock options granted to Paul A. Biddelman that are currently exercisable or that will become exercisable within 60 days from April 27, 2004.

(9)	Includes 34,000 shares covered by stock options granted to Anthony Heyworth that are currently exercisable or that will become exercisable within 60 days from April 27, 2004.

(10)	Includes 26,000 shares covered by stock options granted to John Kines that are currently exercisable or that will become exercisable within 60 days from April 27, 2004.

(11)	Share numbers and other information for Dimensional Fund Advisors Inc., FMR Corp., and Royce & Associates, LLC included in the table and notes below are as of December 31, 2003, and solely based upon a Schedule 13G/A filed by Dimensional Fund Advisors Inc. with the SEC on February 6, 2004, a Schedule 13G filed by FMR Corp. with the SEC on February 17, 2004, and a Schedule 13G filed by Royce & Associates, LLC with the SEC on January 29, 2004.

(12)	Dimensional Fund Advisors Inc. is an investment adviser registered under the Investment Advisers Act of 1940. All shares listed are owned by investment companies, trusts, and accounts for which Dimensional Fund Advisors acts as an investment adviser or investment manager. The business address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

(13)	FMR Corp. owns Fidelity Management & Research Company (“Fidelity”), an investment adviser registered under the Investment Advisers Act of 1940. All shares listed are owned by an investment company for which Fidelity acts as an investment adviser. The business address of FMR Corp. and Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109.

(14)	Royce & Associates, LLC (“Royce”) is an investment adviser registered under the Investment Advisers Act of 1940. Royce is an affiliate of Legg Mason Wood Walker, Incorporated, which disclaims beneficial ownership of the shares because it has no voting or dispositive power or pecuniary interest as to such shares. The business address of Royce is 1414 Avenue of the Americas, New York, New York, 10019.

UNDERWRITING

      Subject to the terms and conditions stated in the underwriting agreement dated                     , 2004, each of the underwriters named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Number of
Underwriter	Shares

Legg Mason Wood Walker, Incorporated
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Morgan Keegan & Company, Inc.
Stephens Inc.

Total	2,340,000

      The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The following table summarizes the underwriting discounts and expenses we and the selling stockholders will pay to the underwriters for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share		Total

	Without	With	Without	With
	Option	Option	Option	Option

Underwriting discount and commission paid by us	$	$	$	$
Expenses payable by us
Underwriting discount and commission paid by the selling stockholders	—	—	—	—
Expenses payable by the selling stockholders	—	—	—	—

      We estimate that the total expenses of this offering will be approximately $          , excluding underwriters’ discounts and commissions. We will pay all expenses associated with this offering and will pay the underwriters’ discounts and commissions on all shares sold in the offering, including the selling stockholders’ shares.

      The underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain broker/ dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and such broker/ dealers may re-allow, a concession not in excess of $           per share to certain other broker/ dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

      We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 351,000 additional common shares at the price set forth on the cover of this prospectus. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the 2,340,000 shares are being offered.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Legg Mason Wood Walker, Incorporated for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of stock options outstanding on the date of this prospectus, issuances pursuant to the grant and exercise of options under our stock option plans, issuances in an acquisition transaction, the filing of registration statements on Form S-8 relating to benefit plans or on Form S-4 relating to a business combination transaction under Rule 145 of the Securities Act.

      Certain of our officers, directors, and stockholders who together will hold 437,678 shares of our common stock after this offering, and vested options with respect to an additional 613,969 shares, have agreed that they will not offer, sell, pledge (other than pledges by certain of our officers and directors as security for personal or business loans), contract to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Legg Mason Wood Walker, Incorporated, for a period of 90 days after the date of this prospectus.

      Our shares of common stock are quoted on the Nasdaq National Market under the symbol “CLDN.”

      In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. An underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

      Some of the underwriters have from time to time performed, and may in the future perform, various investment banking, financial advisory and other services for us for which they have been paid, or will be paid, fees. In June 2001, BB&T Capital Markets assisted us in the sale of certain assets of Cheetah

Transportation, Inc., for which they received customary investment banking fees. Royce & Associates, LLC is an affiliate of Legg Mason Wood Walker, Incorporated and beneficially owns 6.6% of our common stock before the offering and will own 5.1% of our common stock after the offering. Legg Mason Wood Walker, Incorporated disclaims beneficial ownership of the shares.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      We file annual, quarterly, and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Room. Most of our filings are also available to you free of charge at the Commission’s web site at http://www.sec.gov.

      Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      We have filed a registration statement under the Securities Act with the Commission with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common stock offered by this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission that are incorporated by reference into this prospectus:

•	our annual report on Form 10-K for the fiscal year ended June 30, 2003;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended September 30, 2003, December 31, 2003, and March 31, 2004;

•	our current report on Form 8-K dated August 21, 2003 (filed with the Commission on August 25, 2003);

•	the description of our common stock contained under the caption “Description of Registrant’s Securities to be Registered” in our registration statement on Form 8-A (filed with the Commission on January 7, 1993), including any amendment or report filed for the purpose of updating such description; and

•	the description of our Series A Junior Participating Preferred Stock Purchase Rights contained under the caption “Description of Registrant’s Securities to be Registered” in our registration statement on Form 8-A (filed with the Commission on July 20, 2000), including any amendment or report filed for the purpose of updating such description.

      We are not incorporating by reference any of our Forms 8-K relating solely to Items 9 or 12 of such form, as that information is not deemed to be filed with the Commission under applicable rules.

      Please note that all other documents and reports filed under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such reports and documents.

      You may request free copies of filings incorporated herein by reference by writing or telephoning us at the following address:

Celadon Group, Inc.
Attn: Paul A. Will, Chief Financial Officer
One Celadon Drive
Indianapolis, Indiana 46235-4207
(317) 972-7000

LEGAL MATTERS

      The validity of the shares offered hereby will be passed upon for us by Scudder Law Firm, P.C., L.L.O., Lincoln, Nebraska. Certain legal matters relating to this offering will be passed upon for the underwriters by Piper Rudnick LLP, Baltimore, Maryland.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our report on Form 10-K for the year ended June 30, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

You should rely only on the information contained or incorporated by reference in this document. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

2,340,000 Shares

Common Stock

PROSPECTUS

Legg Mason Wood Walker

Incorporated
BB&T Capital Markets
Morgan Keegan & Company, Inc.
Stephens Inc.

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14 —	Other Expenses of Issuance and Distribution

      The following table sets forth the expenses to be paid by us in connection with the offering described in this registration statement. All of such amounts (except the SEC Registration Fee and NASD Filing Fee) are estimated.

SEC Registration Fee		$5,452
NASD Filing Fee		$4,803
Accounting Fees and Expenses	$
Legal Fees and Expenses	$
Printing and Engraving Costs	$
Miscellaneous	$

Total	$

Item 15 —	Indemnification of Directors and Officers

      Article TENTH of our Certificate of Incorporation provides that we shall indemnify and reimburse, to the fullest extent authorized by the General Corporation Law of the State of Delaware, our officers and directors against all expenses, liabilities or other matters referred to in Section 145 of the General Corporation Law of the State of Delaware. Notwithstanding the foregoing, the indemnification provided for in Article TENTH of our Certificate of Incorporation is not exclusive of any other rights to which those entitled to receive indemnification or reimbursement may be entitled under any of our By-Laws, or any agreement, or vote of stockholders or disinterested directors or otherwise.

      Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses (including attorneys’ fees) actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper, despite such adjudication of liability.

      In addition, Article ELEVENTH of our Certificate of Incorporation provides that none of our directors shall be personally liable for any breach of fiduciary duty as a director. Article ELEVENTH does not eliminate a director’s liability (1) for breach of the director’s duty of loyalty to us or our stockholders, (2) for acts of or omissions of such director not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the General Corporation Law of the State of Delaware, or (4) for any transaction from which the director derived an improper personal benefit.

      Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the General Corporation Law of the State of Delaware, or (4) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

      Pursuant to Section 145(g) of the General Corporation Law of the State of Delaware, the Company maintains directors’ and officers’ liability insurance coverage.

Item 16 —	Exhibits

      A list of exhibits filed herewith is contained in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 17 —	Undertakings

      The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of us pursuant to the provisions set forth in Item 15, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on April 28, 2004.

CELADON GROUP, INC.

By:	/s/ STEPHEN RUSSELL

Stephen Russell,
Chairman of the Board, Chief Executive Officer, and President

POWER OF ATTORNEY

      Each person whose signature appears below hereby appoints Stephen Russell, Paul A. Will, Mark A. Scudder, and Heidi Hornung-Scherr, and each of them, as attorneys-in-fact with full power of substitution, to execute in their respective names, individually and in each capacity stated below, any and all amendments (including post-effective amendments) to this registration statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, as the attorney-in-fact and to file any such amendment to the registration statement or the registration statement, exhibits thereto and documents required in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and their substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons or their duly authorized attorney-in-fact in the capacities and on the dates indicated.

Signature and Title	Date

/s/ STEPHEN RUSSELL Stephen Russell, Chairman of the Board, Chief Executive Officer, and President (Principal Executive Officer)	April 28, 2004

/s/ PAUL A. WILL Paul A. Will, Executive Vice President, Chief Financial Officer, Secretary, and Treasurer (Principal Financial Officer and Principal Accounting Officer)	April 28, 2004

/s/ PAUL A. BIDDELMAN Paul A. Biddelman, Director	April 28, 2004

/s/ MICHAEL MILLER Michael Miller, Director	April 26, 2004

/s/ ANTHONY HEYWORTH Anthony Heyworth, Director	April 28, 2004

/s/ JOHN KINES John Kines, Director	April 22, 2004

EXHIBIT INDEX

Exhibit
Number		Description

1	**	Form of Underwriting Agreement.
4.1		Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1, Registration No. 33-72128, filed with the Commission on November 24, 1993).
4.2		Certificate of Amendment of Certificate of Incorporation dated February 2, 1995 decreasing aggregate number of authorized shares to 12,179,985 (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1995, filed with the Commission on December 1, 1995).
4.3		Certificate of Designation for Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000, filed with the Commission on September 28, 2000).
4.4		Rights Agreement, dated as of July 20, 2000, between Celadon Group, Inc. and Fleet National Bank, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A, filed with the Commission on July 20, 2000).
4.5		By-laws (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1, Registration No. 33-72128, filed with the Commission on November 24, 1993).
5	*	Opinion of Scudder Law Firm, P.C., L.L.O.
23.1	*	Consent of Scudder Law Firm, P.C., L.L.O. (included in Exhibit 5).
23.2	*	Consent of Ernst & Young LLP, independent public accountants.
24	*	Power of Attorney (included on signature page of this registration statement).

*	Filed herewith

**	To be filed by amendment.